Exhibit 99.1
Management’s
Discussion and Analysis
MONTREAL, QUEBEC, FEBRUARY 22, 2006, RESTATED ON DECEMBER 14, 2006
TO PRESENT OUR VANCOUVER PAPER MILL AS A DISCONTINUED OPERATIONS
AND ASSET HELD FOR SALE AND ON JANUARY 26, 2007 TO EXCLUDE
OUR EBITDA NON-GAAP MEASURE
Management’s Discussion and Analysis (MD&A) relates to the financial condition and results of Domtar’s operations. Throughout this MD&A, unless otherwise specified, “Domtar,” “we,” “us” and “our” refer to Domtar Inc., its subsidiaries, as well as its joint ventures, and “the Corporation” refers to Domtar Inc. excluding its interest in Norampac Inc. (“Norampac”) and other joint ventures. Domtar’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian generally accepted accounting principles (GAAP). This MD&A should be read in conjunction with Domtar’s audited consolidated financial statements and notes thereto.
     In accordance with industry practice, in this MD&A, the term “ton” or the symbol “ST” refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tons, and the term “tonne” or the symbol “MT” refers to a metric ton. In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, and the term “dollars” and the symbols “$” and “CAN$” refer to Canadian dollars. The term “U.S. dollars” and the symbol “US$” refer to United States dollars.
FORWARD-LOOKING STATEMENTS
This MD&A may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate,” “believe,” “expect,” “intend,” “aim,” “target,” “plan,” “continue,” “estimate,” “may,” “will,” “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations, and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” as well as those discussed elsewhere in this MD&A.
2005 OVERVIEW

Our 2005 results were negatively impacted by the continued strengthening of the Canadian dollar and higher costs, especially for purchased fiber, chemicals, energy and freight. This was only partially offset by higher U.S. dollar selling prices for most of our products. In order to preserve cash, reduce our cost base and return the Company to profitability as quickly as possible, we announced in October 2005 the suspension of our common share dividend, and in November 2005, a restructuring plan which included the permanent closures of mills and paper machines and which entailed a charge of approximately $300 million in the fourth quarter. We anticipate that additional costs related to this restructuring plan of approximately $80 million will occur over the next few years.
     Despite all the challenges encountered, we achieved our goal of delivering annualized targeted savings of $100 million by the end of 2005, mainly due to headcount reductions. We also improved our product offering by broadening our range of Domtar EarthChoice® environmental FSC papers and by completing the transition, in all of our mills, to the production of the new 92 bright standard for our paper products.

Because we continue to sell certain products formerly produce at the Cornwall and Ottawa paper mills, under GAAP, those operations remain in our continuing operations. However, effective in the second quarter of 2006, the information pertaining to our Vancouver mill will no longer be included in our Paper business but will be presented as a discontinued operation and assets held for sale. Accordingly, amounts for prior periods have been restated to reflect this presentation.
OUR BUSINESS

Domtar’s reporting segments correspond to the following business activities: Papers, Paper Merchants, Wood and Packaging.
SALES BY SEGMENT 2005

PAPERS [1]	59%
WOOD	12%
PACKAGING	13%
PAPER MERCHANTS [2]	16%

[1]	Including sales of Domtar paper through our paper Merchants business.

[2]	Excluding sales of Domtar paper.
PAPERS
We are the third largest integrated manufacturer and marketer of uncoated freesheet paper in North America. We operate four pulp and paper facilities in Canada (reflecting the announced permanent closure of the Cornwall and Ottawa mills and the decision to sell the Vancouver mill) and five in the United States, with an annual paper production capacity of approximately 2.3 million tons, complemented by strategically located warehouses and sales offices. Approximately 65% of our paper production capacity is located in the United States, and approximately 90% of our paper sales are made to customers in the United States. Uncoated and coated freesheet papers are used for business, commercial printing and publication, and technical and specialty applications. The chart below illustrates the principal paper products we produce and our annual paper production capacity.

Category	Business Papers		Commercial Printing and Publication Papers			Technical and Specialty Papers

Type	Uncoated Freesheet				Coated Freesheet	Uncoated and Coated Freesheet

Grade	Copy	Premium imaging/ technology papers	Offset Business converting	Lightweight Opaques Text, cover and writing	Lightweight	Flexible packaging Abrasive papers Decorative papers Imaging papers Label papers Medical disposables

Application	Photocopies Office documents Presentations		Pamphlets Brochures Direct mail Commercial printing Forms & envelopes	Stationery Brochures Annual reports Books Catalogs	Brochures Annual reports Books Magazines Catalogs	Food & candy wrappings Surgical gowns Repositionable note pads Security check papers

Capacity*	As at February 22, 2006:		approximately 2.3 million tons

	0.8 million tons	0.1 million tons	0.7 million tons	0.2 million tons	0.1 million tons	0.4 million tons
	36%	4%	28%	11%	5%	16%

*	The allocation of production capacity may vary from period to period in order to take advantage of market conditions. On November 30, 2005, we announced our decision to permanently close the Cornwall and Ottawa paper mills and our decision to sell the Vancouver paper mill. These permanent closures and sale, impacting 450,000 tons of paper, have been assumed to be effective as at January 1, 2006 and have been reflected in the above capacity.

We sell paper primarily through a large network of owned and independent merchants that distribute our paper products throughout North America. We also sell our products to a variety of customers, including business offices, office equipment manufacturers, retail outlets, commercial printers, publishers and converters. In addition, we sell pulp in excess of our own internal requirements. We also purchase pulp to optimize paper production and reduce freight costs. In 2005, our net market pulp position (the amount of pulp produced in excess of our internal requirements) was approximately 554,000 tons. In 2006, our net market pulp position is expected to be approximately 950,000 tons as a result of the announced paper mill closures.
     Our Papers business is our most important segment, representing 54% of consolidated sales in 2005, or 59% when including sales of Domtar paper through our own Paper Merchants business.
PAPER MERCHANTS
Our Paper Merchants business comprises the purchasing, warehousing, sale and distribution of various products made by Domtar and other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products. Domtar-owned paper merchants operate in the United States and Canada under a single banner and umbrella name, the Domtar Distribution Group, which is the fifth largest paper merchant organization in North America. Ris Paper operates throughout the Northeast, Mid-Atlantic and Midwest areas from 20 locations in the United States, including 16 distribution centers. The Canadian business operates as Buntin Reid in three locations in Ontario; JBR/La Maison du Papier in two locations in Quebec; and The Paper House from two locations in Atlantic Canada. Our Paper Merchants business represented 21% of consolidated sales in 2005, or 16% when excluding sales of Domtar paper.
WOOD
Our Wood business comprises the manufacturing, marketing and distribution of lumber and wood-based value-added products, and the management of forest resources. We operate eight sawmills (four in Quebec and four in Ontario, following the permanent closure of the Chapleau, Ontario sawmill effective March 6, 2005 and the permanent closure of Grand-Remous and Malartic sawmills effective in the second quarter of 2006) and one remanufacturing facility (in Quebec), for an annual capacity of approximately 1.1 billion board feet of lumber. We also have investments in four businesses that produce wood products. We seek to optimize 17 million acres of forestland directly licensed or owned by the Corporation in Canada and the United States through efficient management and the application of certified sustainable forest management practices such that a continuous supply of wood is available for future needs. Our Wood business represented 12% of consolidated sales in 2005.
PACKAGING
Our Packaging business comprises our 50% ownership interest in Norampac, a joint venture between Domtar Inc. and Cascades Inc. We do not manage the day-to-day operations of Norampac. The Board of Directors of Norampac is composed of four representatives each from Domtar Inc. and Cascades Inc. The Chairman of the Board is proposed by Domtar Inc. and appointed by the Board, while the President and Chief Executive Officer is proposed by Cascades Inc. and appointed by the Board. Norampac’s debt is non-recourse to Domtar Inc. As required by GAAP, we account for our 50% interest in Norampac using the proportionate consolidation method.
     Norampac’s network of 26 corrugated packaging plants (reflecting the closure of the Concord plant in March 2005, the Buffalo plant in August 2005, the expected closure of the Montreal plant in the second quarter of 2006 and the acquisition of three corrugated packaging plants in October 2005), strategically located across Canada and the United States, provides full-service packaging solutions and produces a broad range of products. Norampac’s eight containerboard mills (located in Ontario, Quebec, British Columbia, New York State and northern France), having a combined annual capacity of approximately 1.45 million tons, directly or indirectly supply essentially all the containerboard requirements of the corrugated packaging plants. Our Packaging business represented 13% of consolidated sales in 2005.

BUSINESS STRATEGY
Our overall strategic objective is to be a world leader in the paper industry. We have developed our business strategies around three pillars: meeting and anticipating the ever-changing needs of customers, providing our shareholders with attractive returns, and fostering a dynamic and creative environment for our employees in which shared human values and personal commitment prevail.
Our business strategies are to continue to:
–	anticipate and meet the needs of our customers in order to enhance customer loyalty

–	improve the productivity of our mills and the quality of our products and services

–	broaden our distribution capabilities

–	grow through acquisitions and alliances within our areas of expertise

–	maintain strict financial discipline

–	foster the personal growth and participation of employees

–	act as a responsible corporate citizen.

SUMMARY OF FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS Years ended December 31		2005	2004	2003
(In millions of Canadian dollars, unless otherwise noted)
Sales		4,880	5,029	5,039

Operating profit (loss) from continuing operations [1]		(341)	76	(44)
Excluding specified items[2]		(1)	94	148

Earnings (loss) from continuing operations		(307)	(24)	(158)
Excluding specified items[2]		(70)	(14)	6

Earnings (loss) from continuing operations per share (in dollars):
Basic		(1.34)	(0.11)	(0.70)

Net Loss		(388)	(42)	(193)

Net loss per share (in dollars):
Basic		(1.69)	(0.19)	(0.86)
Diluted		(1.69)	(0.19)	(0.86)

Operating profit (loss) from continuing operations, excluding specified items, per segment[2]:
Papers		(51)	21	148
Paper Merchants		16	21	20
Wood		(3)	(13)	(66)
Packaging		30	52	48
Corporate		7	13	(2)

Total		(1)	94	148

Average exchange rates	CAN$	1.211	1.301	1.401
	US$	0.826	0.769	0.714

Dividends per share (in dollars):
Series A Preferred Shares		2.25	2.25	2.25
Series B Preferred Shares		0.78	0.73	0.86
Common shares		0.18	0.24	0.22

Total assets		5,192	5,681	5,848

Total long-term debt, including current portion		2,259	2,034	2,059

[1]	Operating profit from continuing operations is a non-GAAP measure that is determined by deducting cost of sales, selling, general and administrative expenses (SG&A), amortization expense and closure and restructuring costs from sales. We focus on operating profit from continuing operations as this measure enable us to compare our results between periods without regard to debt service or income taxes. As such, we believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our operating profit from continuing operations measure have no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

[2]	See “Specified items affecting results and non-GAAP measures.”

SPECIFIED ITEMS AFFECTING RESULTS AND NON-GAAP MEASURES
Our operating results include specified items that, in our view, do not typify normal operating activities, thus affecting the comparability of our results from period to period. To measure our performance and that of our business segments from period to period without regard to variations caused by these specified items, we focus on certain measures excluding specified items. These financial measures excluding specified items are non-GAAP measures. We define specified items as items such as the impacts of impairment of assets, facility or machine closures, changes in income tax legislation, debt restructuring, unrealized mark-to-market gains or losses on hedging contracts not considered as hedges for accounting purposes, foreign exchange impact on long-term debt translation and other items that, in our view, do not typify normal operating activities.
     Our Operating profit (loss) from continuing operations is a non-GAAP financial measure that is presented as a line item sub total on the face of our GAAP statement of earnings. This non-GAAP measure is also used by management, as well as investors, to evaluate operations. Management believes that Operating profit (loss) from continuing operations, as presented, represents a useful means of assessing the performance of the Company’s ongoing operating activities, as it reflects the Company’s earnings trends without showing the impact of certain charges.
     We believe that it is useful for investors and other users to be aware of the specified items that positively or adversely impacted our GAAP results, and that these non-GAAP measures provide investors and other users with a measure of performance to compare our results between periods without regard to these specified items.
     Management uses both GAAP and non-GAAP measures to evaluate results of operations and believes that investors and other readers should be aware of both measures in order to more meaningfully evaluate operations. Some of the key users of our financial information, including analysts and creditors, request that we make these measures publicly available.
     The use of Operating profit (loss) from continuing operations has certain material limitations because it excludes the recurring expenditures of financing expenses and income taxes. Financing expenses expense is a necessary component of our expenses because we borrow money to finance our working capital and capital expenditures. Income tax expense is also a necessary component of our expenses because we are required to pay cash income taxes. Management compensates for these limitations to the use of Operating profit (loss) from continuing operations by using it as only a supplementary measure of profitability.
     We believe that the impact of the key drivers of our business – i.e. price, volume and foreign exchange, on our results are more readily understandable when we separate out the identified specified items. The specified items are then separately identifiable and discussed in detail so that the impact of those items on our results may be understood. We believe this gives the reader an easy to follow format where specified items are brought to the forefront immediately allowing the reader to focus on these points separately.
     Measures excluding specified items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. It is important for readers to understand that certain items may be presented in different lines on the financial statements thereby leading to different measures for different companies. We compensate for this limitation by clearly identifying all items included in or excluded from our non-GAAP measures and explaining the items removed or added back to the most comparable GAAP items. The following tables reconcile these measures excluding specified items to their closest GAAP financial measures.

SPECIFIED ITEMS Years ended December 31		2005		2004		2003
(In millions of Canadian dollars, unless otherwise noted)					OPERATING PROFIT
	OPERATING LOSS FROM	LOSS FROM	OPERATING PROFIT	LOSS FROM	(LOSS) FROM	EARNINGS (LOSS) FROM
	CONTINUING	CONTINUING	FROM CONTINUING	CONTINUING	CONTINUING	CONTINUING
	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS

As per GAAP*	(341)	(307)	76	(24)	(44)	(158)

Specified items
Sales of property, plant and equipment (i)	(7)	(6)	(33)	(21)	—	—
Closure and restructuring costs (ii)	334	220	49	34	(5)	(3)
Unrealized mark-to-market gains or losses (iii)	3	2	2	1	(6)	(4)
Foreign exchange gains or losses on long-term debt (iv)	—	(4)	—	(4)	—	(8)
Income tax legislation changes (v)	—	9	—	—	—	31
Legal settlement (vi)	13	13	—	—	—	—
Refinancing costs (vii)	—	5	—	—	—	12
Impairment of assets (viii)	—	—	—	—	201	135
Write-off of deferred costs (ix)	—	—	—	—	2	1
Insurance recoveries (x)	(3)	(2)	—	—	—	—

	340	237	18	10	192	164

Excluding specified items	(1)	(70)	94	(14)	148	6

*	Except for operating profit (loss) from continuing operations, which is a non-GAAP measure.

SPECIFIED ITEMS Three months ended December 31		2005		2004		2003
(In millions of Canadian dollars, unless otherwise noted)
			OPERATING PROFIT
	OPERATING LOSS FROM	EARNINGS (LOSS) FROM	(LOSS) FROM	LOSS FROM	OPERATING LOSS	LOSS FROM
	CONTINUING	CONTINUING	CONTINUING	CONTINUING	FROM CONTINUING	CONTINUING
	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS	OPERATIONS

As per GAAP*	(372)	(278)	(4)	(21)	(227)	(205)

Specified items
Sales of property, plant and equipment (i)	—	—	(29)	(17)	—	—
Closure and restructuring costs (ii)	303	200	40	27	—	—
Unrealized mark-to-market gains or losses (iii)	3	2	(1)	(1)	—	—
Foreign exchange gains or losses on long-term debt (iv)	—	—	—	(3)	—	(3)
Income tax legislation changes (v)	—	9	—	—	—	31
Legal settlement (vi)	13	13	—	—	—	—
Refinancing costs (vii)	—	—	—	—	—	5
Impairment of assets (viii)	—	—	—	—	201	135
Write-off of deferred costs (ix)	—	—	—	—	2	1

	319	224	10	6	203	169

Excluding specified items	(53)	(54)	6	(15)	(24)	(36)

*	Except for operating profit (loss) from continuing operations, which is a non-GAAP measure.

(i)	Our results reflect gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Net gains on disposals of property, plant and equipment” in the financial statements.

(ii)	Our results reflect closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements. See “Closure and restructuring costs” for further information.

(iii)	Our results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

(iv)	Our results include foreign exchange gains or losses on the translation of a portion of our long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

(v)	Our results include charges related to modifications to the income tax legislation. These charges are presented under “Income tax recovery” in the financial statements.

(vi)	Our results include a charge related to a legal settlement. This charge is presented under “Selling, general and administrative” expenses in the financial statements.

(vii)	Our results include refinancing expenses. These refinancing expenses are presented under “Financing expenses” in the financial statements.

(viii)	Our results include an impairment loss on the net book value of property, plant and equipment. This loss is presented under “Impairment loss” in the financial statements.

(ix)	Our results include write-offs of deferred costs. These costs are presented under “Selling, general and administrative” expenses in the financial statements.

(x)	Our results include insurance recoveries. These recoveries are presented under “Selling, general and administrative” expenses in the financial statements.
2005 VS 2004 ANNUAL OVERVIEW

SALES OF $5 BILLION
Sales in 2005 amounted to $4,880 million, a decrease of $149 million or 3% from sales of $5,029 million in 2004. This decrease was mainly attributable to the negative impact of a 7% rise in the year-over-year average value of the Canadian dollar relative to the U.S. dollar (from $0.769 to $0.826) and, to a lesser extent, to lower shipments for pulp and paper. These factors were partially offset by higher average selling prices for all of our major products and higher shipments for lumber and packaging products.
OPERATING LOSS FROM CONTINUING OPERATIONS OF $341 MILLION
Cost of sales decreased by $52 million or 1% in 2005 compared to 2004. This decrease was mainly attributable to the positive impact of a stronger Canadian dollar on our U.S. dollar denominated expenses, lower shipments for pulp and paper, the realization of savings stemming from restructuring activities and lower duties on our softwood lumber exports to the U.S. These factors were partially offset by higher costs for purchased fiber, chemicals, energy and freight, and higher shipments for lumber and packaging products.
     Selling, general and administrative (SG&A) expenses decreased by $7 million or 2% in 2005 compared to 2004. SG&A in 2005 included unrealized mark-to-market losses on financial instruments of $3 million, a charge of $12.5 million related to a legal settlement with regards to an investigation by the Canadian Competition Bureau and insurance recoveries of $3 million, while SG&A in 2004 included unrealized mark-to-market losses of $2 million. When excluding these specified items, SG&A decreased by $18 million or 6% compared to 2004. This decrease was mainly attributable to the realization of savings stemming from restructuring activities.
     Operating loss from continuing operations in 2005 amounted to $341 million compared to an operating profit from continuing operations of $76 million in 2004. Excluding specified items, operating loss from continuing operations totaled $1 million in 2005 compared to an operating profit from continuing operations of $94 million in 2004. The $95 million decrease in operating profit from continuing operations excluding specified items was largely attributable to the $121 million negative impact of a stronger Canadian dollar (net of the positive effect of our hedging program), higher costs for purchased fiber, chemicals, energy and freight, and lower shipments for pulp and paper. These factors were partially offset by higher average selling prices for all of our major products, the realization of savings stemming from restructuring activities, higher shipments for lumber and packaging products, and lower duties on our softwood lumber exports to the U.S.

VARIANCE ANALYSIS - 2005 VS 2004
(In millions of Canadian dollars)
2004 operating profit from continuing operations, excluding specified items	94
Selling prices	159
Foreign exchange (net of hedging programs)	(121)
Purchased fiber and chemical costs	(51)
Energy costs	(45)
Freight costs	(37)
Shipments and mix	(12)
Softwood lumber duties	15
Other costs	(3)

2005 operating loss from continuing operations, excluding specified items	(1)

	2005	2004	2003

SALES	4,880	5,029	5,039
IN MILLIONS OF CAN$
OPERATING PROFIT (LOSS) FROM CONTINUING OPERATIONS	(1)	94	148
EXCLUDING SPECIFIED ITEMS,
IN MILLIONS OF CAN$
EARNINGS (LOSS) FROM CONTINUING OPERATIONS	(70)	(14)	6
EXCLUDING SPECIFIED ITEMS
IN MILLIONS OF CAN$
SPECIFIC COST REDUCTION INITIATIVES
The Corporation has made an ongoing commitment to adjust production to meet its customers’ needs, as well as maintain operational flexibility and a competitive manufacturing base. These efforts have mainly impacted our Papers and Wood segments and have resulted in workforce reductions throughout the organization.
     In 2004, we announced several initiatives aimed at achieving a run-rate of $100 million in annual cost reductions by the end of 2005. These included:
•	The shutdown of one of two paper machines at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of approximately 85 permanent positions;

•	The elimination of approximately 730 additional permanent positions throughout Domtar, including approximately 150 management and staff positions;

•	The shutdown, for an indefinite period, of the pulp mill, one paper machine and its sheeter at our Cornwall mill until economic and market conditions allowed these assets to operate profitably. This resulted in a temporary curtailment of 160,000 tons of pulp and 85,000 tons of paper and impacted approximately 390 positions for an indefinite period;

•	The restructuring of our lumber operations in northeastern Ontario, which led to the closure of our Chapleau sawmill and the elimination of 67 permanent positions.
As at December 31, 2005, we had achieved our goal to deliver $100 million of annualized savings stemming from these initiatives.
     In November 2005, still faced with a number of economic conditions that adversely impacted our business, such as higher energy prices and the rapid rise of the Canadian dollar, we announced a series of additional targeted measures aimed at returning the Company to profitability. The measures included the following initiatives:
•	The permanent closure of our Cornwall mill, effective March 31, 2006, which will eliminate approximately 910 permanent positions (including the 390 positions already affected by the indefinite shutdown of the pulp mill, paper machine and sheeter announced in late 2004). This will result in the permanent curtailment of 265,000 tons of uncoated and coated printing grades, as well as 160,000 tons of pulp (including 85,000 tons of paper and 160,000 tons of pulp impacted by the indefinite shutdown announced in late 2004);

•	The permanent closure of our Ottawa mill, effective March 31, 2006, which will eliminate approximately 185 permanent positions and will result in the permanent curtailment of 65,000 tons of paper;

•	The intention to sell our Vancouver coated paper mill, effective June 30, 2006. If unsold by June 30, 2006, it will be permanently shut down, which will eliminate approximately 285 permanent positions and will result in the permanent curtailment of 120,000 tons of coated paper;

•	The permanent closure of our Grand-Remous and Malartic sawmills, effective in the second quarter of 2006, which will eliminate approximately 200 permanent positions;

•	Further measures to reduce costs, as follows:
o	Reducing SG&A expenses by permanently eliminating approximately 100 additional corporate and divisional permanent positions, as well as other SG&A expenses;

o	Implementing further cost reductions at the mill level by eliminating approximately 200 additional operational positions;

o	Consolidating North American administrative offices in Montreal and Cincinnati.
     The complete implementation of these measures will result in a 25% reduction in our workforce and a 16% reduction in paper production capacity when compared to January 1, 2004.
     In addition to these measures, we intend to improve profitability by implementing supply chain initiatives that are expected to reduce operational costs and improve customer satisfaction. These initiatives are aimed at increasing the efficiency of our converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, we plan to transfer some of our paper grades to more profitable papermaking facilities and machines within our network. Above all, we plan to continue to provide our customers with products, services and solutions that meet their needs.
     We believe that these actions, as well as the decision to suspend our common share dividend, will improve our cash flow and help us return to profitability.

CLOSURE AND RESTRUCTURING COSTS
Closure and restructuring costs for the fourth quarter of 2005 compared to the fourth quarter of 2004, as well as for the year 2005 compared to 2004, were as follows:

	Three months ended		Years ended
	Dec. 31		Dec. 31
(In millions of Canadian dollars)	2005	2004	2005	2004

Costs related to the permanent closures of our Cornwall, and Ottawa paper mills (severance, termination, environment and pension costs, as well as $202 million for write-down of property, plant and equipment)	264	—	264	—
Costs related to the permanent closure of two sawmills at Malartic and Grand-Remous (severance, termination, environment and pension costs, as well as $23 million for the write-down of property, plant and equipment)	30	—	30	—
Costs related to specific cost reduction initiatives (severance, termination, training and outplacement costs)	6	24	17	41
Costs related to the indefinite closure of a paper machine, a sheeter and pulp mill at our Cornwall paper mill	—	2	6	2
Costs related to the permanent closure of our Chapleau sawmill (including $11 million for write-down of property, plant and equipment)	—	14	—	14
Costs related to the permanent closure of our St. Catharines paper mill (reversal of provision following the sale of the paper mill in its existing state)	—	—	—	(8)
Costs related to the permanent closures of Norampac’s Concord and Montreal corrugated products plants, as well as a paper machine at its Red Rock containerboard plant	3	—	8	—
Write-down of property, plant and equipment related to the permanent closures of Norampac’s Buffalo corrugated products plant, as well as a paper machine at its Red Rock containerboard plant	—	—	9	—

Total closure and restructuring costs	303	40	334	49

NET LOSS OF $388 MILLION
Net loss amounted to $388 million ($1.69 per common share) in 2005 compared to a net loss of $42 million ($0.19 per common share) in 2004. Excluding specified items, net loss amounted to $86 million ($0.37 per common share) in 2005 compared to a net loss of $33 million ($0.15 per common share) in 2004. The $53 million deterioration in net loss excluding specified items was mainly attributable to the factors mentioned above, partially offset by a higher income tax recovery.
LIQUIDITY AND CAPITAL
Cash flows provided for operating activities of continuing operations in 2005 amounted to $13 million compared to cash flows provided from operating activities of continuing operations of $144 million in 2004. Net additions to property, plant and equipment amounted to $146 million in 2005 compared to $161 million in 2004. We posted negative free cash flow1 of $133 million in 2005 compared to negative free cash flow of $17 million in 2004. This $116 million deterioration mainly reflects a decline in profitability, as well as increased requirements for working capital.
     Our total long-term debt increased by $225 million, largely due to additional net borrowings of $293 million, partially offset by the $68 million positive impact of a stronger Canadian dollar (based on month-end foreign exchange rates) on our U.S. dollar denominated debt. Our net debt-to-total capitalization ratio2 as at December 31, 2005 stood at 57.7% compared to 49.5% as at December 31, 2004.

[1]	See “Free Cash Flow” table and definition in the “Liquidity & Capital Resources” section.

[2]	See “Net debt-to-total capitalization ratio” table and definition in the “Liquidity & Capital Resources” section.

Q4 2005 VS Q4 2004 QUARTERLY OVERVIEW

SALES OF $1.1 BILLION
Sales in the fourth quarter of 2005 amounted to $1,137 million, a decrease of $45 million or 4% from sales of $1,182 million in the fourth quarter of 2004. This decrease was attributable to the negative impact of a 4% rise in the quarter over quarter average value of the Canadian dollar relative to the U.S. dollar (from $0.819 to $0.852), lower shipments for pulp, and lower average selling prices for all of our major products except for pulp. These factors were partially offset by higher shipments for paper, lumber and packaging products, and higher average selling prices for pulp.
OPERATING LOSS FROM CONTINUING OPERATIONS OF $372 MILLION
Cost of sales increased by $9 million or 1% in the fourth quarter of 2005 compared to the fourth quarter of 2004. This increase was mainly attributable to higher costs for energy, freight and chemicals, as well as higher shipments for paper, lumber and packaging products. These factors were partially offset by the positive impact of a stronger Canadian dollar on our U.S. dollar denominated operating expenses, the realization of savings stemming from restructuring activities, and lower duties on our softwood lumber exports to the U.S.
     SG&A expenses increased by $12 million or 16% in the fourth quarter of 2005 compared to the fourth quarter of 2004. SG&A in the fourth quarter of 2005 included a charge of $12.5 million for a legal settlement with regards to an investigation by the Canadian Competition Bureau and unrealized mark-to-market losses of $3 million. SG&A in the fourth quarter of 2004 included an unrealized mark-to-market gain of $1 million. Excluding these specified items, SG&A decreased by $5 million or 7% in the fourth quarter of 2005 compared to 2004. This decrease was mainly attributable to the realization of savings stemming from restructuring activities.
     Operating loss from continuing operations in the fourth quarter of 2005 amounted to $372 million, or $53 million when excluding specified items, compared to an operating loss from continuing operations of $4 million, or a profit of $6 million when excluding specified items, for the fourth quarter of 2004. The $59 million deterioration in operating loss from continuing operations excluding specified items was principally attributable to higher costs for energy, freight and chemicals, the negative impact of a stronger Canadian dollar, as well as lower average selling prices for all of our major products except for pulp. These factors were partially offset by higher shipments for paper, lumber and packaging products, the realization of savings stemming from restructuring activities, higher average selling prices for pulp, as well as lower duties on our softwood lumber exports to the U.S.
NET LOSS OF $348 MILLION
Net loss amounted to $348 million ($1.51 per common share) in the fourth quarter of 2005 compared to a net loss of $26 million ($0.11 per common share) in the fourth quarter of 2004. Excluding specified items, net earnings amounted to $59 million ($0.25 per common share) in the fourth quarter of 2005 compared to a net loss of $20 million ($0.09 per common share) in the fourth quarter of 2004. This $39 million deterioration in net loss excluding specified items was mainly attributable to the factors mentioned above.

PAPERS

SELECTED INFORMATION Years ended December 31	2005	2004

(In millions of Canadian dollars, unless otherwise noted)
Sales
Total sales	2,900	3,086
Intersegment sales to Paper Merchants	(273)	(281)

	2,627	2,805

Operating profit (loss) from continuing operations	(329)	17
Sales of property, plant and equipment[1]	(4)	(33)
Closure and restructuring costs[1]	287	34
Unrealized mark-to-market gains or losses[1]	(5)	3

Operating profit (loss) from continuing operations, excluding specified items	(51)	21

Shipments
Paper (in thousands of ST)	2,432	2,484
Pulp (in thousands of ADST)	633	808

Paper shipments by product offering (%):
Copy and offset grades	58	54
Uncoated commercial printing & publication and premium imaging grades	17	22
Coated commercial printing & publication grades	9	9
Technical and specialty grades	16	15

Total	100	100

Benchmark prices[2]:
Copy 20 lb sheets (US$/ton)	820	794
Offset 50 lb rolls (US$/ton)	726	676
Coated publication, no. 3, 60 lb rolls (US$/ton)	902	811
Pulp NBSK — U.S. market (US$/ADMT)	647	640
Pulp NBHK — Japan market[3] (US$/ADMT)	526	490

[1]	See “Specified items affecting results and non-GAAP measures.”

[2]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

[3]	Based on Pulp and Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.

	2005	2004	2003

PAPERS SALES	2,627	2,805	2,906
IN MILLIONS OF CAN$

PAPERS OPERATIONG PROFIT (LOSS) FROM CONTINUING OPERATIONS,	(51)	21	148
EXCLUDING SPECIFIED ITEMS
IN MILLIONS OF CAN$
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Sales in our Papers business amounted to $2,627 million in 2005, a decrease of $178 million or 6% from sales of $2,805 million in 2004. This decrease in sales was mainly attributable to the negative impact of a 7% rise in the Canadian dollar, as well as lower shipments for pulp and paper in 2005 compared to 2004, partially offset by higher average selling prices for both paper and pulp.
     Operating loss from continuing operations in our Papers business totaled $329 million in 2005 (or $51 million when excluding specified items) compared to an operating profit from continuing operations of $17 million (or $21 million when excluding specified items) for 2004. Excluding specified items, the $72 million deterioration in operating loss from continuing operations is largely the result of the negative impact of a stronger Canadian dollar, higher overall costs for purchased fiber, chemicals, energy and freight, as well as lower shipments for pulp and paper in 2005 compared to 2004. These factors were partially offset by higher average selling prices for paper and pulp and the realization of savings stemming from restructuring activities.
PRICING ENVIRONMENT
In our Papers business, our average transaction prices, denominated in U.S. dollars, increased in 2005 compared to 2004. Our average transaction prices denominated in Canadian dollars decreased in 2005 compared to 2004 as the rise of the Canadian dollar negatively impacted our Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.
     Our average transaction prices, denominated in U.S. dollars, for our basket of copy and offset grades, increased on average by approximately 7% in 2005 compared to 2004. Within this basket, our average transaction prices for copy 20 lb sheets and offset 50 lb rolls, which represented approximately 31% of our paper sales in 2005, were higher on average by US$24/ton and US$64/ton, respectively, in 2005 compared to 2004. The US$60/ton price increase for cut-size copy and offset rolls announced as of March 15, 2005 initially went through, but as it subsequently eroded, we returned to previous pricing levels. A subsequent US$40/ton price increase announced on cut-size copy paper and offset grades effective mid-September 2005 was postponed. We announced a US$60/ton price increase for offset paper grades effective mid-January 2006, followed by a US$60/ton price increase on cut-size copy paper effective mid-February 2006.
     Our average transaction prices for Northern Bleached Softwood Kraft (NBSK) pulp decreased by US$3/tonne and our average transaction prices for Northern Bleached Hardwood Kraft (NBHK) pulp increased by US$49/tonne in 2005 compared to 2004. From January to April 2005, several price increases were implemented for both NBSK and NBHK as pulp markets were experiencing shortages in supply (particularly from the U.S. South) and paper markets were stronger than seasonal norms. From May to August 2005, however, prices for pulp decreased as weakening paper markets impacted pulp demand. The US$20/tonne price increase for softwood pulp and US$10/tonne price increase for hardwood pulp announced in October 2005 were successfully implemented. Effective February 2006, a US$20/tonne price increase was announced for both softwood and hardwood pulp.
OPERATIONS
Shipments
Our paper shipments to capacity ratio stood at 94.2% in 2005 compared to 95.8% in 2004. Lower shipments on a year-over-year basis, primarily due to soft market conditions, were offset by lower capacity due to the closure of a paper machine at our Cornwall mill.
     Our pulp shipments decreased by 175,000 tons in 2005 compared to 2004. In December 2004, we closed the pulp dryer at our Ashdown SBHK (Southern Bleached Hardwood Kraft) and SBSK (Southern Bleached Softwood Kraft) pulp mill due to a wood shortage arising from competitive pressures and wet weather conditions in the south of the U.S. in the fourth quarter of 2004 and early 2005. The mill lost approximately 30,000 tons of market pulp through the end of March 2005 and was forced to seek purchased wood fiber outside its normal fiber basket to supply its machines, which led to higher costs. The pulp dryer resumed production in late February 2005. The indefinite closure of the Cornwall pulp mill also affected pulp market shipments as a portion of the pulp from our Woodland, Windsor and Espanola pulp mills, which previously was sold in the market, was now used internally to supply the Cornwall mill. In addition, pulp market shipments in 2005 were affected by market downtime that was taken at our Lebel-sur-Quévillon pulp mill during the last three quarters of the year, as well as by the temporary shutdown of the mill in November 2005 due to unfavorable economic conditions.

2005
SHIPMENTS BY PRODUCT OFFERING COPY & OFFSET GRADES	58%
COATED COMMERCIAL PRINTING & PUBLICATION GRADES	9%
TECHNICAL & SPECIALTY GRADES	16%
UNCOATED COMMERCIAL PRINTING & PUBLICATION AND PREMIUM IMAGING GRADES	17%

	2005	2004	2003
PAPERS SHIPMENTS
PAPER — IN THOUSANDS OF ST	2,432	2,484	2,396
PULP — IN THOUSANDS OF ADST	633	808	769
Labor
Negotiations are ongoing for the renewal of certain collective agreements that expired in April 2004 for our Lebel-sur-Quévillon mill (affecting approximately 350 employees) and in April 2005 for our Windsor mill (affecting approximately 760 employees). During the second quarter of 2005, certain collective agreements at our Espanola mill (affecting approximately 610 employees) were successfully renegotiated. During the third quarter of 2005, certain collective agreements at our Cornwall mill (affecting approximately 730 employees) and our Ottawa-Hull mill (affecting approximately 380 employees) were successfully renegotiated.
Brightness
In the third quarter of 2005, an initiative was introduced to raise the current North American brightness standard from 84 GE brightness (Technical Association of the Pulp and Paper Industry - TAPPI standard that measures brightness) to 92 GE brightness for regular uncoated freesheet grades and from 92 GE brightness to 96 GE brightness for opaque grades. As of year-end, we have completed the transition to the 92 GE brightness in all our paper mills. Inventory of 84 GE brightness uncoated freesheet and 92 GE brightness opaques are being depleted according to plan.
Restructuring
In early 2004, we decided to shut down one of two paper machines at our Vancouver mill, resulting in the permanent curtailment of 45,000 tons of paper manufacturing capacity and the elimination of approximately 85 permanent positions. We also announced the elimination of approximately 330 permanent positions over the course of 2004-2006 within our paper operations.
     In the fourth quarter of 2004, we announced the shutdown, for an indefinite period, of the pulp mill, one paper machine and one sheeter at our Cornwall mill, which became effective January 27, 2005, until economic and market conditions allowed these assets to operate profitably. This resulted in a temporary curtailment of 150,000 tons of pulp and 85,000 tons of paper per annum and impacted approximately 390 positions for an indefinite period.
     In November 2005, we announced the permanent shutdown of our Cornwall pulp and paper mill as well as our Ottawa mill, which will be effective March 31, 2006. We also announced our intention to seek a buyer for our Vancouver coated paper mill. If unsold by June 30, 2006, it will be permanently shut down. These closures will result in a reduction of our production capacity of 160,000 tons of pulp and 450,000 tons of paper per annum and will impact approximately 1,380 positions (including 390 positions already affected by the temporary closure of the Cornwall mill announced in the last quarter of 2004). We further announced that approximately 200 permanent positions, mainly related to our paper operations, will be eliminated by the end of 2006. In addition to these measures, we intend to improve profitability by implementing supply chain initiatives that are expected to reduce operational costs and improve customer satisfaction. These initiatives are aimed at increasing the efficiency of our converting and distribution centers and the cost effectiveness of transportation for just-in-time deliveries. Furthermore, we plan to transfer some of our paper grades to more profitable papermaking facilities and machines within our network. Above all, we plan to continue providing our customers with products, services and solutions that meet their needs. We expect these initiatives to result in increased productivity and optimized production in our more efficient operations.

Other
In addition, as part of our capital expenditures program, we continued to invest in 2005 in an Enterprise Resource Planning (ERP) system and a paper logistics management system with the goal of improving the quality and efficiency of our services. As at December 31, 2005, the roll-out of the ERP system was completed across our operations, and we achieved our goal of processing approximately 85% of our transactions with this system.
     During the second quarter of 2005, we sold our facility and land in Senneville, Quebec for proceeds of $6 million and a corresponding gain of $4 million ($3 million net of income taxes). The sale was originally contingent on the city of Montreal rezoning the site to accommodate the needs of the acquirer. The required rezoning took place in January 2005, and the sale was concluded in June 2005. In November 2004, a motion was filed by a third party to have the rezoning declared illegal. Nonetheless, both parties agreed to complete the sale, and in the event that the court declares the rezoning illegal, the sale of the premises shall become null and void without recourse of either party against the other. In such an event, Domtar would reimburse the entire sales proceeds of $6 million without interest and reclaim possession of the property, conditional on the property being restored back to its original state. We believe that the likelihood of such an event occurring is remote.

PAPER MERCHANTS

SELECTED INFORMATION Years ended December 31	2005	2004

(In millions of Canadian dollars)
Sales	1,047	1,057

Operating profit from continuing operations	3	20
Legal settlement[1]	13	—
Closure and restructuring costs[1]	—	1

Operating profit from continuing operations, excluding specified items	16	21

[1]	See “Specified items affecting results and non-GAAP measures.”
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Our Paper Merchants business generated sales of $1,047 million in 2005, a decrease of $10 million compared to 2004. This decrease was attributable to the negative impact of a stronger Canadian dollar, partially offset by higher average paper selling prices and higher shipments.
     Operating profit from continuing operations amounted to $3 million in 2005 compared to $20 million in 2004. In 2005, the operating profit from continuing operations included a charge of $12.5 million related to a legal settlement with regards to an investigation by the Canadian Competition Bureau relating to the sales of carbonless sheet paper in Ontario and Quebec during a one-year period spanning part of 1999 and 2000. In 2004, the operating profit from continuing operations included closure and restructuring costs of $1 million. When excluding specified items, our operating profit from continuing operations amounted to $16 million (reflecting an operating margin of 1.5%) in 2005 compared to $21 million (reflecting an operating margin of 2.0%) in 2004. The $5 million decrease in operating profit from continuing operations excluding specified items was primarily due to lower operating margins resulting from higher purchased paper costs not being fully reflected in paper selling prices, partially offset by savings stemming from cost reduction initiatives.

	2005	2004	2003

PAPER MERCHANTS — SALES	1,047	1,057	1,074
IN MILLIONS OF CAN$

PAPER MERCHANTS — OPERATING PROFIT FROM CONTINUING OPERATIONS, 1	6	21	20
EXCLUDING SPECIFIED ITEMS
IN MILLIONS OF CAN$

WOOD

SELECTED INFORMATION Years ended December 31	2005	2004

(In millions of Canadian dollars, unless otherwise noted)
Sales
Lumber sales	521	496
Wood chips and other sales	176	175

Sub-total	697	671
Intersegment sales	(124)	(130)

	573	541

Operating loss from continuing operations	(33)	(27)
Closure and restructuring costs[1]	30	14

Operating loss from continuing operations, excluding specified items	(3)	(13)

Shipments (millions of FBM)	1,107	1,009

Shipments by product offering (%):
Random lengths	33	36
Studs	35	36
Value-added	27	23
Industrial	5	5

Total	100	100

Benchmark prices[2]:
Lumber G.L. 2x4x8 stud (US$/MFBM)	418	417
Lumber G.L. 2x4 R/L no. 1 & no. 2 (US$/MFBM)	420	459

Lumber duties (cash deposits)	54	69

[1]	See “Specified items affecting results and non-GAAP measures.”

[2]	Source: Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

	2005	2004	2003

WOOD — SALES
IN MILLIONS OF CAN$	573	541	437
WOOD — OPERATING LOSS FROM CONTINUING OPERATIONS, EXCLUDING SPECIFIED ITEMS
IN MILLIONS OF CAN$	(3)	(13)	(66)

2005
SHIPMENTS BY PRODUCT OFFERING
RANDOM LENGTHS	33%
STUDS	35%
INDUSTRIAL	5%
VALUE-ADDED	27%

	2005	2004	2003

WOOD — SHIPMENTS	1,107	1,009	999
IN MILLIONS OF FBM

SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS
Sales in our Wood business amounted to $573 million in 2005, an increase of $32 million or 6% compared to sales of $541 million in 2004. This increase is largely attributable to higher shipments, partially offset by the negative impact of a stronger Canadian dollar.
     Operating loss from continuing operations in our Wood business totaled $33 million in 2005 (or $3 million when excluding specified items) compared to an operating loss from continuing operations of $27 million (or $13 million when excluding specified items) in 2004. The $10 million improvement in operating loss from continuing operations excluding specified items was mainly attributable to lower duties on our softwood lumber exports to the U.S., higher shipments and the realization of savings stemming from restructuring activities. These factors were partially mitigated by the negative impact of a stronger Canadian dollar, as well as higher freight and energy costs.
     Cash deposits of $54 million were made on our softwood lumber exports to the U.S. in 2005 compared to $69 million in 2004. The $15 million decrease in duties was largely due to the decrease in countervailing and antidumping duties rate (countervailing and antidumping duties rate was decreased gradually from 21.21% to 20.15%, and in December 2005, the rate was lowered to 10.80%) as well as to a decrease in shipments exported to the U.S. Since May 22, 2002, cash deposits of $198 million (US$150 million) for countervailing and antidumping duties have been made and expensed by Domtar.
PRICING ENVIRONMENT
Our average transaction price for Great Lakes 2x4 stud increased by US$1/MFBM and our average transaction price for Great Lakes 2x4 random length decreased by US$40/MFBM in 2005 compared to 2004.
OPERATIONS
In early 2005, we announced, in conjunction with Tembec Inc. (Tembec), the restructuring of our northeastern Ontario sawmill operations, resulting in the permanent closure of our Chapleau sawmill as of March 6, 2005 and an investment in a new finger-jointed plant with Tembec, to be located on the site of Tembec’s Kirkland Lake sawmill, which was slated for closure. This measure impacted 67 permanent positions. This initiative arose from a review of our northeastern Ontario sawmill operations in light of prevailing challenging conditions. This initiative allowed us to add a third shift at our Elk Lake sawmill in April 2005 to process additional fiber resulting from the Chapleau closure and consequent fiber swap with Tembec.
     In early March 2005, a fire destroyed our planer at Elk Lake but did not impact either the sawmill or the kiln dryers. Dressing activities were temporarily transferred primarily to our Chapleau mill facility. The Elk Lake planer was rebuilt and started up in November 2005.
     In May 2005, forest fires in Quebec negatively impacted our operations and further resulted in the loss of 25,000 cubic meters of cut wood and 30,000 acres of forest.
     In November 2005, we announced the permanent closure of our Grand-Remous and Malartic sawmills, effective in the second quarter of 2006, due to the lower softwood fiber allocations and higher fiber costs in Quebec. These measures will impact approximately 200 permanent positions. Subject to the government’s approval, the wood fiber allocation for Grand-Remous and Malartic will be transferred to Domtar’s other Quebec sawmills. This will ensure more efficient operations by going to three shifts and will offer the possibility for approximately 80 employees from the closed sawmills to transfer to new positions created by the third shift. We are also working with a partner, and in collaboration with the government, on a value-added project using the Grand-Remous and Malartic infrastructures.
     Throughout 2004, certain of our operations were negatively impacted by temporary mill closures. Production at our White River sawmill, which was halted in mid-2003 due to difficult market conditions, reopened only in late February 2004. Operations at our Chapleau sawmill were reduced to one shift, effective April 30, 2004, due to a substantial reduction in fiber supply availability. Labor disruptions at a transportation supplier and particularly cold weather further affected our productivity.
     We will continue examining opportunities to further improve the profitability of our Wood business through additional cost reductions and strategic initiatives.
Fiber supply
The Province of Quebec adopted new legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters or 21%. This affects the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.

We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume increases the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber and mitigate the significant increases in fiber and wood delivery costs, our Northern Quebec softwood sawmill and market pulp operations would have to operate at a level significantly below capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.

PACKAGING

SELECTED INFORMATION	2005	2004

(In millions of Canadian dollars, unless otherwise noted)
Sales	633	626

Operating profit from continuing operations	8	53
Closure and restructuring costs[1]	17	—
Sales of property, plant and equipment[1]	(3)	—
Unrealized mark-to-market gains or losses[1]	8	(1)

Operating profit from continuing operations, excluding specified items	30	52

Shipments[2]:
Containerboard (in thousands of ST)	322	300
Corrugated containers (in millions of square feet)	6,868	6,802

Benchmark prices[3]:
Unbleached kraft linerboard, 42 lb East (US$/ton)	478	468

[1]	Refer to “Specified items affecting results and non-GAAP measures.”

[2]	Represents 50% of Norampac’s trade shipments.

[3]	Source: Pulp & Paper Week. As such, these prices do not necessarily reflect our transaction prices.

	2005	2004	2003

PACKAGING – SALES	633	626	622
IN MILLIONS OF CAN$
PACKAGING – OPERATING PROFIT FROM CONTINUING OPERATIONS, EXCLUDING SPECIFIED ITEMS	30	52	48
IN MILLIONS OF CAN$
PACKAGING – SHIPMENTS CONTAINERBOARD	322	300	320
IN THOUSANDS OF ST
PACKAGING – SHIPMENTS CORRUGATED CONTAINERS	6,868	6,802	6,699
IN MILLIONS OF SQUARE FEET
SALES AND OPERATING PROFIT FROM CONTINUING OPERATIONS

Our 50% share of Norampac’s sales amounted to $633 million in 2005, an increase of $7 million or 1% compared to 2004. This increase was mainly attributable to higher average selling prices for containerboard and corrugated containers, as well as higher shipments for corrugated containers and containerboard, partially offset by the negative impact of a stronger Canadian dollar.
     Our 50% share of Norampac’s operating profit from continuing operations amounted to $8 million (or an operating profit from continuing operations of $30 million when excluding specified items) in 2005 compared to an operating profit from continuing operations of $53 million (or $52 million when excluding specified items) in 2004. The $22 million decrease in operating profit from continuing operations excluding specified items was mainly attributable to the negative impact of a stronger Canadian dollar, as well as higher overall costs, particularly energy and freight, partially offset by higher average selling prices and shipments.

PRICING ENVIRONMENT
Norampac’s average transaction prices for both containerboard and corrugated containers, denominated in U.S. dollars, increased in 2005 compared to 2004. Its average transaction prices, denominated in Canadian dollars, for containerboard decreased in 2005 compared to 2004 and remained stable for corrugated containers as the rise of the Canadian dollar negatively impacted its Canadian dollar denominated prices, which are derived from U.S. dollar denominated prices.
OPERATIONS
Norampac’s North American integration level, the percentage of containerboard produced by Norampac that is consumed by its own box plants, decreased to 61% in 2005, down from 64% in 2004.
     During the first quarter of 2005, Norampac closed its Concord, Ontario corrugated products plant with the goal of improving efficiency and profitability at its other plants. This led to the disposal of Concord-related property, plant and equipment for a total net gain realized of $7 million (our 50% share amounting to $3 million).
     In the second quarter of 2005, as part of its reorganization plan of its Quebec operations, Norampac announced the closure of its Montreal corrugated products plant, slated for the second quarter of 2006, as well as an investment plan totaling close to $30 million for its other Quebec facilities. The closure of the Montreal plant is expected to impact approximately 215 employees. In addition, in the second quarter of 2005, Norampac announced the transfer of its Buffalo, New York corrugated products plant to its Lancaster, New York facility, which occurred in August 2005.
     In the third quarter of 2005, Norampac announced the permanent closure of a paper machine at its Red Rock containerboard mill, impacting approximately 125 to 175 positions, due to the impact of a stronger Canadian dollar and increases in energy and wood fiber costs in Northern Ontario. In addition, in October 2005, Norampac announced the acquisition of three corrugated products converting plants, with a combined annual production capacity of approximately 2 billion square feet, from Standard Paper Box Canada Inc. The announced Vaudreuil-Dorion expansion, under the reorganization of its Quebec operations, will be downsized due to these recent acquisitions.
FINANCING EXPENSES AND
INCOME TAXES

FINANCING EXPENSES
In 2005, financing expenses amounted to $155 million (or $154 million when excluding specified items of $7 million relating to early redemption expenses arising from the refinancing of a portion of our long-term debt and $6 million relating to a foreign exchange gain on the translation of a portion of our long-term debt) compared to $148 million (or $153 million when excluding specified items of $5 million relating to a foreign exchange gain on the translation of a portion of our long-term debt) in 2004. The $1 million increase in financing expenses when excluding specified items was largely due to higher interest rates and borrowings on a year-over-year basis, offset by the positive impact of a stronger Canadian dollar on our U.S. dollar interest expense.
INCOME TAXES
In 2005, our income tax recovery totaled $184 million compared to an income tax recovery of $43 million in 2004. This variation is primarily due to the greater losses incurred year-over-year. To a lesser extent, the variation in our income tax recovery results from a combination of factors, including tax recovery adjustments of $10 million ($6 million recorded in the first quarter of 2005 and $4 million recorded in the third quarter of 2005) following the income tax reassessment of prior years by tax authorities, an increase in statutory enacted income tax rates that resulted in a reduction in income tax recovery of $9 million, the relative effect of permanent differences in a minimal profit/loss situation, the mix and level of earnings subject to different tax jurisdictions and differences in tax rates applicable to our foreign subsidiaries.
BALANCE SHEET

     Our total consolidated assets were $5,192 million as at December 31, 2005 compared to $5,681 million as at December 31, 2004. Receivables amounted to $294 million as at December 31, 2005, an increase of $68 million when compared to $226 million as at December 31, 2004. This increase is mostly due to the termination of the off balance sheet Canadian securitization program, as well as higher average selling prices for all of our products. Inventories as at December 31, 2005 totaled $715 million, a decrease of $8 million when compared to $723 million as at December 31, 2004. This decrease is mostly attributable to the write-offs of operating and maintenance supplies inventory resulting from the restructuring plan announced in November 2005, as well as lower levels of finished goods inventory due to higher shipment levels compared to production. This decrease was partially offset by higher levels of raw materials inventory held at the paper mills in anticipation of wet weather conditions in the winter months. Property, plant and equipment as at December 31, 2005 amounted to $3,634 million compared to $4,215 million as at December 31, 2004. This $581 million decrease was mainly attributable to the write-offs related to the restructuring plan announced in November 2005, as well as a greater level of amortization expense compared to capital expenditures and the impact of a stronger Canadian dollar (based on month-end exchange rates) on our U.S. mill assets. Other assets stood at $309 million as at December 31, 2005 compared to $265 million as at December 31, 2004. This $44 million increase was attributable to, among others, higher funding of our pension assets compared to pension expense.
     Trade and other payables stood at $651 million as at December 31, 2005, an increase of $4 million compared to $647 million as at December 31, 2004. This increase is mainly attributable to provisions for restructuring costs and the timing of payments and expenses in December 2005 versus December 2004, partially offset by a decrease in dividends payable following the suspension of the common share dividend. Long-term debt (including the portion due within one year) stood at $2,259 million as at December 31, 2005, an increase of $225 million compared to $2,034 million as at December 31, 2004. This increase reflects additional net borrowings of $293 million, partially offset by the $68 million positive impact of a stronger Canadian dollar (based on month-end exchange rates) on our U.S. dollar denominated debt. Future income taxes stood at $292 million as at December 31, 2005, a $265 million decrease compared to $557 million as at December 31, 2004. This decrease is primarily due to the tax effect of the property, plant and equipment write-downs resulting from the restructuring plan, as well as to the increase in operating loss carryforwards. Accumulated foreign currency translation adjustments were negative $205 million as at December 31, 2005 compared to negative $190 million as at December 31, 2004. This variation reflects the net impact of a stronger Canadian dollar on the net assets of our self-sustaining U.S. subsidiaries, or $69 million, net of the impact of a stronger Canadian dollar on the long-term debt designated as a hedge of the above-mentioned net assets, or $65 million, and its corresponding income tax effect of $11 million.
LIQUIDITY AND
CAPITAL RESOURCES

FREE CASH FLOW Years ended December 31	2005	2004	2003

(In millions of Canadian dollars)
Cash flows provided from operating activities of continuing operations before changes in working capital and other items	194	267	359
Changes in working capital and other items	(181)	(123)	4

Cash flows provided from operating activities of continuing operations	13	144	363
Net additions to property, plant and equipment	(146)	(161)	(222)

Free cash flow[1]	(133)	(17)	141

[1]	Free cash flow is a non-GAAP measure that we define as the amount by which cash flows provided from operating activities of continuing operations, as determined in accordance with GAAP, exceeds net additions to property, plant and equipment, as determined in accordance with GAAP (additions to property, plant and equipment net of proceeds from disposals of property, plant and equipment). We use free cash flow in evaluating our ability and that of our business segments to service our debt and pay dividends to our shareholders and, as such, believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Our free cash flow measure has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.
Our principal cash requirements are for working capital, capital expenditures, principal and interest payments on our debt and dividend payments. We expect to fund our liquidity needs primarily with internally generated funds from our operations and, to the extent necessary, through borrowings under our revolving credit facility. We also have the ability to fund liquidity requirements through the sale of assets or through new financings, subject to satisfactory market conditions and / or credit ratings.

	2005	2004	2003

CASH FLOWS PROVIDED FROM OPERATING ACTIVITES OF CONTINUING OPERATIONS	13	144	363
IN MILLIONS OF CAN$
NET ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT	146	161	222
IN MILLIONS OF CAN$
FREE CASH FLOW	(133)	(17)	141
IN MILLIONS OF CAN$
NET DEBT-TO-CAPITAL CAPITALIZATION RATIO	57.7	49.5	48.4
IN %
OPERATING ACTIVITIES

Cash flows provided from operating activities of continuing operations totaled $13 million in 2005 compared to $144 million in 2004. This $131 million decline in cash flows generated from operations mainly reflects a decline in profitability, as well as increased requirements for working capital. Our operating cash flow requirements are primarily for salaries and benefits, the purchase of fiber, energy and raw materials and other expenses such as property taxes.
     In the first quarter of 2004, we terminated, prior to maturity, interest rate swap contracts for net cash proceeds of $20 million (US$15 million). The resulting gain of $17 million recorded under “Other liabilities and deferred credits” is being amortized over the original designated hedging period of the underlying 5.375% notes due in November 2013.
INVESTING ACTIVITIES

Cash flows used for investing activities of continuing operations totaled $186 million in 2005 compared to $181 million in 2004. The $5 million increase in cash flows used for investing activities of continuing operations was mainly attributable to more business acquisitions in 2005 compared to 2004, partially offset by fewer additions to property, plant and equipment. We intend to limit our annual capital expenditures to below 75% of amortization. Capital expenditures required to maintain existing operations are approximately $120 million annually.
     Free cash flow in 2005 was negative $133 million compared to negative $17 million in 2004. The $116 million decrease in free cash flow generated primarily reflects a decrease in profitability, as well as increased requirements for working capital.
FINANCING ACTIVITIES

In 2005, cash flows provided from financing activities of continuing operations amounted to $226 million compared to $65 million in 2004. This $161 million increase in cash flows provided from financing activities of continuing operations is largely attributable to an increase in issuance of long-term debt, partially offset by higher net repayments of our long-term debt and revolving credit facility.
     On October 27, 2005, as part of its plan to improve its free cash flow availability, Domtar announced that it was suspending its $0.24 per common share dividend. This decision will result in annual cash savings of approximately $55 million.

NET DEBT-TO-TOTAL CAPITALIZATION RATIO[1] As at December 31	2005	2004	2003

(In millions of Canadian dollars, unless otherwise noted)
Bank indebtedness	21	22	19
Long-term debt (including portion due within one year)	2,259	2,034	2,059
Cash and cash equivalents	(83)	(52)	(48)

Net debt	2,197	2,004	2,030
Shareholders’ equity	1,609	2,046	2,168

Total capitalization	3,806	4,050	4,198

Net debt-to-total capitalization (%)	57.7%	49.5%	48.4%

[1]	Net debt-to-total capitalization ratio is a non-GAAP measure. We track this ratio on a regular basis in order to assess our debt position. We therefore believe it would be useful for investors and other users to be aware of this measure so they can better assess our performance. Net debt-to-total capitalization ratio has no standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

As at December 31, 2005, our net debt-to-total capitalization ratio stood at 57.7% compared to 49.5% as at December 31, 2004. Net indebtedness, including $200 million representing our 50% share of the net indebtedness of Norampac, was $2,197 million as at December 31, 2005. This compares to $2,004 million as at December 31, 2004, including $174 million for our 50% share of the net indebtedness of Norampac. The $193 million increase in net indebtedness was largely due to additional net borrowings, partially offset by the positive impact of a stronger Canadian dollar (based on month-end exchange rates).
     On August 5, 2005, the Corporation issued $487 million (US$400 million) 7.125% notes due in 2015 at an issue price of $482 million (US$396 million). The gross proceeds from the sale of notes was used to redeem the 8.75% notes due in August 2006 for an amount of approximately $176 million (US$150 million) and to repay a substantial portion of our unsecured revolving credit facility. Issuance expenses for the new notes of $5 million (US$4 million) were deferred and will be amortized over the duration of the notes. The Corporation recorded under “Financing expenses” an amount of $7 million (US$6 million) for the premium required to redeem the 8.75% notes.
     On March 3, 2005, the Corporation entered into a new five-year unsecured revolving credit facility of US$700 million. This new facility replaced the prior credit facility, which consisted of a US$500 million unsecured revolving credit facility and a US$70 million unsecured term loan that was scheduled to mature in July 2006.
     Borrowings under this new unsecured revolving credit facility bear interest at a rate based on the Canadian dollar bankers’ acceptance or U.S. dollar LIBOR rate, each with an added spread that varies with our credit rating, or on the Canadian or US prime rate. This new credit facility also requires commitment fees that vary with our credit rating.
     On November 23, 2005, Domtar amended its credit facility maturing in 2010 in order to improve financial flexibility. This amendment contains certain financial covenants which require Domtar, excluding the proportionate consolidation of Norampac, on a rolling four quarter basis, to maintain (a) a minimum EBITDA1 to interest ratio of 1.05 : 1.0 in early 2006, increasing gradually over time to 1.5 : 1.0 by the end of 2006 and 2.5 : 1.0 at the beginning of 2008, excluding from the calculation most of the charges related to our restructuring plans, and (b) a minimum EBITDA1 of $225 million in 2006, increasing to $325 million in 2007, excluding from the calculation most of the charges related to our restructuring plans. Domtar, including the proportionate consolidation of Norampac, on a quarterly basis, is required not to exceed a maximum debt-to-total capitalization ratio of 60%, excluding from the calculation most of the impact of the restructuring plans. The amendment also included a reduction in the size of the facility from US$700 million to US$600 million, and provided for guarantees by Domtar’s subsidiaries.
     As at December 31, 2005, this credit facility had drawings totaling US$137 million ($160 million), US$18 million ($21 million) of letters of credit outstanding and US$13 million ($15 million) drawn in the form of bank overdraft and included in “Bank indebtedness”, resulting in US$432 million ($503 million) of availability for future drawings under this facility. As of December 31, 2004, under the prior facility, we had drawings of US$112 million ($135 million), US$9 million ($10 million) letters of credit outstanding, no amounts drawn in the form of bank overdraft and included in “Bank indebtedness” and US$71 million ($86 million) outstanding under the term loan.
     As at December 31, 2005, we had a provision of $4 million related to these letters of credit ($5 million as at December 31, 2004).
     In addition, as at December 31, 2005, separate letters of credit of $5 million were outstanding. No provisions relating to these letters of credit were recorded.
     Our borrowing agreements contain restrictive covenants. See the discussion above for covenants related to our unsecured bank credit facility. The indentures related to the 10% and 10.85% debentures limit the amount of dividends that may be paid and the amount of shares that may be repurchased for cancellation. These indentures also require that no new long-term debt be incurred, unless total long-term debt is less than 50% of consolidated net tangible assets, excluding the proportionate consolidation of Norampac, but does not restrict the incurrence of new long- term debt related to the purchase of property or the replacement of existing long-term debt or the issuance of short-term debt. We believe that new long-term borrowings for the remainder of 2006 will be used to finance the purchase of property, with any remaining cash requirements, if any, financed by short-term borrowings. All our borrowing agreements contain restrictions on the amount of secured borrowings we can incur with other lenders.

[1]	EBITDA as defined in the credit agreement.

CREDIT RATINGS
RATING AGENCY	SECURITY	RATING

Dominion Bond Rating Service	Unsecured Notes and Debentures	BB (high)
	Preferred Shares	Pfd-4
Moody’s Investors Services	Unsecured Notes and Debentures	B1
Standard & Poor’s	Unsecured Notes and Debentures	B+

The above ratings represent a risk assessment of our public unsecured debt securities. The rating by Dominion Bond Rating Service (DBRS) is the fifth best rating in terms of quality within ten rating gradations, with the “high” indicating a ranking in the higher end of this rating category. The rating by Moody’s Investors Services (Moody’s) is the sixth best rating in terms of quality within nine rating gradations, with the numerical modifier 1 indicating a ranking at the higher end of this rating category. The rating by Standard & Poor’s (S&P) is the sixth best rating in terms of quality within ten rating gradations, with the “plus” indicating a ranking at the higher end of this category. DBRS, Moody’s and S&P, have a “negative outlook” with respect to our credit ratings.
     During the past year, our rating with DBRS fell from BBB (low) to BB (high). Our rating with Moody’s fell from Baa3 to B 1, and our rating with S&P fell from BBB- to B+. These reductions in our credit ratings have significantly impacted our access to and cost of capital and financial flexibility. Further reductions in our credit ratings would have an added negative impact on our financial flexibility. The above ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the above rating agencies.
Common shares
In 2005, common shares amounting to $7 million were issued, net of expenses, pursuant to our stock option and share purchase plans versus $19 million in 2004.
     As at January 31, 2005, we had 231,027,097 common shares, 68,176 Series A Preferred Shares and 1,350,000 Series B Preferred Shares issued and outstanding.
     As at January 31, 2005, we had 4,640,564 common share purchase options issued and outstanding under the Executive stock option and share purchase plan.
OFF BALANCE SHEET ARRANGEMENTS

In the normal course of business, we finance certain of our activities off balance sheet through leases and securitizations.
LEASES
On an ongoing basis, we enter into operating leases for property, plant and equipment. Minimum future rental payments under these operating leases, determined as at December 31, 2005, amounted to $110 million, of which $25 million related to our proportionate 50% share of Norampac.
SECURITIZATIONS
The Corporation sells a portion of its trade receivables through securitization programs. The Corporation uses securitization of its receivables as a source of financing by reducing its working capital requirements. This securitization consists of the sale of receivables, or the sale of senior beneficial interest in them, to special purpose trusts managed by financial institutions for multiple sellers of receivables. The agreements normally allow the daily sale of new receivables to replace those that have been collected. They also limit the cash that can be received from the sale of the senior beneficial interest. The subordinate interest retained by the Corporation is included in “Receivables” and will be collected only after the senior beneficial interest has been settled.
     On December 15, 2005, Domtar decided not to renew its agreement for the securitization of Canadian receivables, which was set to expire in December 2005. As such, Domtar repurchased the receivables previously sold.

As at December 31, 2005 and December 31, 2004, the value of securitized receivables amounted to $163 million and $236 million, respectively. The Corporation expects to continue selling receivables on an ongoing basis, given the attractive discount rates. Should these programs be discontinued either by management’s decision or due to termination of the programs by the providers, the Corporation’s working capital and bank debt requirements would increase. Such sales of receivables are contingent upon annual renewals and retaining specified credit ratings.
     Domtar’s agreement for the securitization of its U.S. receivables, which was to expire in December 2005, has been extended by the administrator of the program pending its renewal. In addition, the condition to maintain certain required credit ratings was waived. As at February 22, 2006, we expect to finalize a new three-year agreement that would include both U.S. and Canadian receivables in the near future.
GUARANTEES

     INDEMNIFICATIONS
In the normal course of business, the Corporation offers indemnifications relating to the sale of its businesses and real estate. In general, these indemnifications may relate to claims from past business operations, the failure to abide by covenants and the breach of representations and warranties included in the sales agreements. Typically, such representations and warranties relate to taxation, environmental, product and employee matters. The terms of these indemnification agreements are generally for an unlimited period of time. As at December 31, 2005, the Corporation is unable to estimate the potential maximum liabilities for these types of indemnification guarantees as the amounts are contingent upon the outcome of future events, the nature and likelihood of which cannot be reasonably estimated at this time. Accordingly, no provisions have been recorded in the financial statements. These indemnifications have not yielded significant expenses in the past.
PENSION PLANS
We have indemnified and held harmless the trustees of Domtar’s pension funds, and the respective officers, directors, employees and agents of such trustees, from any and all costs and expenses arising out of the performance of their obligations under the relevant trust agreements, including in respect of their reliance on authorized instructions of Domtar or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements. As at December 31, 2005, we had not recorded a liability associated with these indemnifications, as we do not expect to make any payments pertaining to these indemnifications.
E.B. EDDY ACQUISITION
On July 31, 1998, the Corporation acquired all of the issued and outstanding shares of E.B. Eddy Limited and E.B. Eddy Paper, Inc. (E.B. Eddy), an integrated producer of specialty paper and wood products. The purchase agreement includes a purchase price adjustment whereby, in the event of the acquisition by a third party of more than 50% of the shares of the Corporation in specified circumstances, the Corporation may have to pay up to a maximum of $120 million, an amount which is gradually declining over a 25-year period. As at December 31, 2005, the maximum amount of the purchase price adjustment was $110 million. No provision was recorded related to this potential purchase price adjustment, as the Corporation does not expect to make any payments pertaining to this purchase price adjustment.
DEBT AGREEMENTS
Certain debt agreements require the Corporation to indemnify the parties in the event of changes in elements such as withholding tax regulations. As the nature and scope of such indemnifications are contingent on future events, none of which can be foreseen as at December 31, 2005, and the structure of such transactions make these events unlikely, no provisions have been recorded in the financial statements.
LEASES
The Corporation has guaranteed to various lessors $8 million of the residual value of its assets under operating leases with expiry dates in 2006. If the fair values of the assets at the end of the lease terms are lower than the residual values guaranteed, the Corporation would be held liable for the shortfall. The Corporation reviews its guarantees relative to the residual value and records anticipated losses as a charge to earnings. As at December 31, 2005, the Corporation recorded approximately $1 million of provision relating to anticipated shortfall in the fair values of the assets, based on the likelihood that the guarantees will be exercised.

CONTRACTUAL OBLIGATIONS
AND COMMERCIAL COMMITMENTS

In the normal course of business, we enter into certain contractual obligations and commercial commitments. The following tables provide our obligations and commitments as at December 31, 2005:

CONTRACTUAL OBLIGATIONS
CONTRACT TYPE	2006	2007	2008	2009	2010	THEREAFTER	TOTAL

(In millions of Canadian dollars)
Debentures and notes	—	—	—	—	—	1,877	1,877
Other	2	2	59	3	160	156	382

Long-term debt	2	2	59	3	160	2,033	2,259
Operating leases	30	21	15	11	9	24	110

Total obligations	32	23	74	14	169	2,057	2,369

COMMERCIAL OBLIGATIONS
COMMITMENT TYPE	2006	2007	2008	2009	2010	THEREAFTER	TOTAL

(In millions of Canadian dollars)
Letters of credit	20	1	—	—	—	—	21
Other commercial commitments*	125	65	56	39	21	72	378

Total commitments	145	66	56	39	21	72	399

* includes commitments to purchase roundwood, wood, chips, gas, electricity and certain chemicals.
For 2006 and the foreseeable future, we expect cash flows from operations and from our various sources of financing to be sufficient to meet our contractual obligations and commercial commitments.

SELECTED QUARTERLY FINANCIAL INFORMATION
Selected quarterly financial information for the eight most recently completed quarters ending December 31, 2005 is disclosed below.

SELECTED QUARTERLY						2004					2005
FINANCIAL INFORMATION		1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year

(In millions of Canadian dollars, unless otherwise noted)

Sales		1,214	1,324	1,309	1,182	5,029	1,236	1,266	1,241	1,137	4,880

Operating profit (loss) from continuing operations		(26)	33	73	(4)	76	38	37	(44)	(372)	(341)
Excluding specified items		(23)	38	73	6	94	39	39	(26)	(53)	(1)

Earnings (loss) from continuing operations		(39)	2	34	(21)	(24)	13	6	(48)	(278)	(307)
Excluding specified items		(35)	7	29	(15)	(14)	12	7	(35)	(54)	(70)

Earnings (loss) from continuing operations per share (in dollars):
Basic		(0.17)	0.01	0.15	(0.08)	(0.10)	0.06	0.02	(0.21)	(1.21)	(1.34)

Net earnings (loss)		(44)	(1)	29	(26)	(42)	10	2	(52)	(348)	(388)
Net earnings (loss) per share (in dollars):
Basic		(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04	0.01	(0.23)	(1.51)	(1.69)
Diluted		(0.19)	(0.01)	0.13	(0.11)	(0.19)	0.04	0.01	(0.23)	(1.51)	(1.69)

Trade shipments
Papers (in thousands of ST)		653	640	625	566	2,484	616	597	642	577	2,432
Market pulp (in thousands of ADST)		210	199	182	217	808	146	156	176	155	633
Lumber (in millions of FBM)		228	267	272	242	1,009	280	304	264	259	1,107
Containerboard (in thousands of ST)		77	74	75	74	300	84	80	82	76	322
Corrugated containers (in millions of SF)		1,630	1,736	1,767	1,669	6,802	1,631	1,791	1,738	1,708	6,868

Benchmark prices [1]
Papers
Copy 20 lb sheets	(US$/ST)	723	783	818	850	794	817	850	817	803	822
Offset 50 ln rolls	(US$/ST)	587	652	715	750	676	733	753	713	703	726
Coated publication, no. 3, 60 lb rolls	(US$/ST)	775	772	827	870	811	870	920	913	903	902
Pulp NBSK — U.S. market	(US$/ADMT)	600	660	670	630	640	670	653	625	638	647
Pulp NBHK — Japan market [2]	(US$/ADMT)	467	520	510	465	490	497	538	535	535	526
Wood
Lumber G.L. 2x4x8 studs	(US$/MFBM)	368	435	461	401	417	462	433	397	379	418
Lumber G.L. 2x4 R/L, no.1 & no.2	(US$/MFBM)	431	495	502	409	459	462	429	397	392	420
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ST)	412	462	500	500	468	500	490	448	475	478

Average exchange rates	CAN$	1.318	1.359	1.307	1.221	1.301	1.227	1.244	1.202	1.173	1.211
	US$	0.759	0.736	0.765	0.819	0.769	0.815	0.804	0.832	0.852	0.826

1 Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.
2 Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
The first quarter of 2004 started in much the same fashion as the fourth quarter of 2003, mostly due to the impact of higher shipments and sustained efforts to reduce costs, offset by lower selling prices. However, the second and third quarters of 2004 showed a marked improvement, despite the continued strengthening of the Canadian dollar, due to higher average selling prices for all of our products as price increases were implemented. Our paper shipments remained relatively stable from the beginning of 2004 through to the third quarter of 2004. The fourth quarter of 2004 was weak, as demand for the majority of our products slowed, the strengthening of the Canadian dollar continued to impact our results and we continued to face high fiber and energy costs. Shipments for papers, lumber and corrugated containers for the fourth quarter of 2004 were lower than for the third quarter, mainly due to seasonally weaker demand that typically occurs during the first and the fourth quarters.
     The first quarter of 2005 reflected an improvement over the fourth quarter of 2004. Selling prices for pulp and lumber remained strong, while selling prices for papers declined marginally. Demand for our paper and lumber products also remained strong. However, the indefinite closure of our pulp mill in Cornwall and the wood shortage problems experienced at our Ashdown pulp mill resulted in lower pulp shipments. Overall lower costs, partially resulting from the realization of savings stemming from restructuring initiatives throughout our business segments and productivity gains in our Wood business, further improved results in the first quarter of 2005. The second quarter of 2005 mirrored the first quarter of the year, with average selling prices for paper and pulp increasing further. Volumes of pulp, lumber and packaging products were higher although paper shipments decreased. Meanwhile, our results continued to be negatively affected by the strengthening of the Canadian dollar and high costs for purchased chemicals, wood, energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives. Results for the third quarter of 2005, however, showed a marked deterioration. Despite higher shipments for paper and pulp, average selling prices were lower for most of our major products and shipments were for lumber and packaging products. In addition, our results continued to be negatively affected by the persistent strengthening of the Canadian dollar, as well as by higher costs for purchased energy and freight. These were partially offset by the realization of savings stemming from restructuring initiatives. Results for the fourth quarter of 2005 continued to deteriorate. Shipments for products in the fourth quarter of 2005 were lower than in the third quarter, mainly due to seasonally weaker demand. In addition, pulp shipments were affected by the temporary closure of the Lebel-sur-Quévillon pulp mill in late November 2005. We also continued to be negatively affected by the strengthening of the Canadian dollar, lower average selling prices for our paper and lumber products, and higher costs for purchased energy and freight.
2004 COMPARED TO 2003

Sales in 2004 amounted to $5,029 million, a decrease of $10 million from sales of $5,039 million in 2003. This decrease was attributable to the negative impact of an 8% decline in the year-over-year average value of the U.S. dollar relative to the Canadian dollar, partially offset by higher shipments for the majority of our products and higher average selling prices for lumber, pulp and packaging products.
     Overall, our U.S. dollar denominated average transaction prices for 2004 were higher than those of 2003 due to significantly higher average selling prices for lumber as well as higher average selling prices for pulp and packaging products. Our U.S. dollar denominated average transaction prices for papers in 2004 were below those of 2003.
     Cost of sales increased by $83 million or 2% in 2004 compared to 2003. This increase mainly reflected higher shipments for the majority of our products, higher costs, particularly for purchased fiber and freight, as well as higher duties on our softwood lumber exports to the U.S. These factors were partially offset by the positive impact of a stronger Canadian dollar on our U.S. dollar denominated costs, as well as savings realized from restructuring activities.
     Selling, general and administrative (SG&A) expenses decreased by $16 million or 5% in 2004 compared to 2003. Excluding specified items, SG&A decreased by $22 million or 7% in 2004 compared to 2003. This decrease was attributable to the $11 million impact of higher royalty revenues relating to a license (expiring in May 2007) granted for the use of our wood preserving patent as well as the positive impact of a stronger Canadian dollar on our U.S. dollar denominated costs.
     Operating profit from continuing operations in 2004 amounted to $76 million compared to an operating loss from continuing operations of $44 million in 2003. Excluding specified items, operating profit from continuing operations totaled $94 million in 2004 compared to $148 million in 2003. This decrease in operating profit from continuing operations excluding specified items was largely attributable to the $170 million negative impact of a stronger Canadian dollar (net of the effect of our hedging program), higher costs, particularly for purchased fiber and freight, as well as higher softwood lumber duties. Partially offsetting the effect of higher costs and a stronger Canadian dollar were higher average selling prices for lumber, pulp and packaging products as well as higher overall shipments for the majority of our products, savings realized from restructuring activities and lower amortization expense.
     Loss from continuing operations for 2004 amounted to $24 million ($0.10 per common share) compared to a loss from continuing operations of $158 million ($0.70 per common share) in 2003. Excluding specified items, loss from continuing operations amounted to $14 million ($0.06 per common share) compared to an earning from continuing operations of $6 million ($0.03 per common share) in 2003. The decline in earnings from continuing operations excluding specified items was attributable to the factors mentioned above as well as to lower income tax recovery, partially offset by lower financing expenses.

Cash flows provided from operating activities of continuing operations in 2004 amounted to $144 million compared to $363 million in 2003. Net additions to property, plant and equipment amounted to $161 million in 2004 compared to $222 million in 2003. We posted a negative free cash flow1 of $17 million compared to positive $141 million in 2003. This decrease in free cash flow generation was due to the continued strength of the Canadian dollar relative to the U.S. dollar, the impact of higher costs across our operations and higher working capital requirements.
     Our total long-term debt decreased by $25 million, largely due to the $127 million positive impact of a stronger Canadian dollar on our U.S. dollar denominated debt, partially offset by net borrowings of $102 million. Our net debt-to-total capitalization ratio2 as at December 31, 2004 stood at 49.5% compared to 48.4% as at December 31, 2003.
ACCOUNTING CHANGE

CONSOLIDATION OF VARIABLE INTEREST ENTITIES
On January 1, 2005, we adopted the new Canadian Institute of Chartered Accountants’ (CICA) Accounting Guideline No. 15 (AcG-15) “Consolidation of Variable Interest Entities.” AcG-15 has been revised to harmonize with the new Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46R) “Consolidation of Variable Interest Entities.” AcG-15 requires that an enterprise holding other than a voting interest in a variable interest entity (VIE) could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE’s expected losses and/or receive the majority of its expected residual returns. In addition, AcG-15 prescribes certain disclosures for VIEs that are not consolidated but in which an enterprise has a significant variable interest. Effective January 1, 2004, we adopted FIN 46R on a U.S. GAAP basis. There was no initial impact on the consolidated financial statements under U.S. GAAP following the adoption of this guideline. The adoption of this guideline has no impact on the consolidated financial statements under Canadian GAAP.
IMPACT OF ACCOUNTING PRONOUNCEMENTS
NOT YET IMPLEMENTED

FINANCIAL INSTRUMENTS
In April 2005, the CICA issued three new Handbook Sections in relation with financial instruments: Section 3855 “Financial Instruments – Recognition and Measurement,” Section 3865 “Hedges” and Section 1530 “Comprehensive Income.” These Sections apply to fiscal years beginning on or after October 1, 2006.
     Section 3855 expands on Handbook Section 3860 “Financial Instruments – Disclosure and Presentation,” by prescribing when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented.
     Section 3865 provides alternative accounting treatments to Section 3855 for entities, which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on AcG-13 “Hedging Relationship,” and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.
     Section 1530 introduces a new requirement to present certain revenues, expenses, gains and losses, that otherwise would not be immediately recorded in income, in a comprehensive income statement with the same prominence as other statements that constitute a complete set of financial statements.
     The application of these new Handbook Sections for financial instruments is not expected to have a significant effect on Domtar’s financial position, earnings or cash flows, but will require Domtar to present a new statement entitled “Comprehensive Income.”

[1]	See “Free Cash Flow” table and definition in the “Liquidity & Capital Resources” section.

[2]	See “Net debt-to-total capitalization ratio” table and definition in the “Liquidity & Capital Resources” section.

IMPLICIT VARIABLE INTEREST
In October 2005, the CICA Emerging Issues Committee issued Abstract 157 (EIC-157) “Implicit Variable Interest under AcG-15.” EIC-157 clarifies that an implicit variable interest is an implied pecuniary interest in an entity that changes with changes in the fair value of that entity’s net assets exclusive of variable interest. An implicit variable interest is similar to an explicit variable interest, except that it involves the absorbing and/or receiving of variability indirectly from the entity, rather than directly. The determination of whether an implicit variable interest exists is a matter of judgment that depends on the relevant facts and circumstances. EIC-157 will be effective for Domtar in the first quarter of 2006. EIC-157 is substantially the same as the new FASB Staff Position No. 46R–5 (FSP FIN 46R-5) “Implicit Variable Interests under FASB Interpretation No. 46R, Consolidation of Variable Interest Entities” under U.S. GAAP. Effective in the second quarter of 2005, Domtar adopted FSP FIN 46R-5 on a U.S. GAAP basis. There was no initial impact on the consolidated financial statements under U.S. GAAP following the adoption of these recommendations. Domtar does not expect these recommendations to have an initial impact on its consolidated financial statements under Canadian GAAP.
EARNINGS PER SHARE
In November 2005, the CICA issued proposed amendments to Section 3500 “Earnings per Share.” Proposed Section 3500 has been revised to harmonize with amendments being made under U.S. GAAP to SFAS 128 “Earnings per Share.” The proposed amendments would require that shares that will be issued upon conversion of a mandatorily convertible instrument to be included in the weighted-average number of ordinary shares outstanding used in computing basic earnings per share from the date when conversion becomes mandatory. The proposed change will also amend the computational guidance in Section 3500 for calculating the number of incremental shares included in diluted earnings per share when applying the treasury stock method. It would also eliminate the provisions that allow an entity to rebut the assumption that contracts with the option of settling in either cash or common shares, at the issuer’s option, will be settled in common shares. The effective date will be determined upon issuance of the final standards, expected in the first quarter of 2006. However, the effective date should correspond with the effective date of SFAS 128. The application of the proposed amendments of Section 3500 is not expected to have a significant effect on Domtar’s calculation of earnings per share.
CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect our results of operations and financial position. On an ongoing basis, management reviews its estimates, including those related to environmental matters, useful lives, impairment of long-lived assets and goodwill, pension and other employee future benefit plans, income taxes and asset retirement obligations based upon currently available information. Actual results could differ from those estimates.
     These critical accounting policies reflect matters that contain a significant level of management estimates about future events, reflect the most complex and subjective judgments, and are subject to a fair degree of measurement uncertainty.
ENVIRONMENTAL MATTERS AND OTHER ASSET RETIREMENT OBLIGATIONS
Environmental expenditures for effluent treatment, air emission, landfill operation and closure, asbestos containment and removal, bark pile management, silvicultural activities and site remediation (together referred to as environmental matters) are expensed or capitalized depending on their future economic benefit. In the normal course of business, we incur certain operating costs for environmental matters that are expensed as incurred. Expenditures for property, plant and equipment that prevent future environmental impacts are capitalized and amortized on a straight-line basis over 10 to 40 years. Provisions for environmental matters are not discounted and are recorded when remediation efforts are likely and can be reasonably determined.
     We recognize asset retirement obligations at fair value in the period in which we incur a legal obligation associated to the retirement of an asset. Our asset retirement obligations are principally linked to landfill capping obligations, asbestos removal obligations and demolition of certain abandoned buildings. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.
     The estimate of fair value is based on the results of the expected future cash flow approach, in which multiple cash flow scenarios that reflect a range of possible outcomes are considered. We have established cash flow scenarios for each individual asset retirement obligation. Probabilities are applied to each of the cash flow scenarios to arrive at an expected future cash flow. There is no supplemental risk adjustment made to the expected cash flows. The expected cash flows for each of the asset retirement obligations are discounted using the credit adjusted risk-free interest rate for the corresponding period until the settlement date. The rates used vary, based on the prevailing rate at the moment of recognition of the liability and on its settlement period. The rates used vary between 4.25% and 9.40%.
     Cash flow estimates incorporate either assumptions that marketplace participants would use in their estimates of fair value, whenever that information is available without undue cost and effort, or assumptions developed by internal experts.
     While we believe that we have determined the costs for environmental matters likely to be incurred, based on known information, our ongoing efforts to identify potential environmental concerns that may be associated with our former and present operations may lead to future environmental investigations. These efforts may result in the determination of additional environmental costs and liabilities, which cannot be reasonably estimated at this time.
     As at December 31, 2005, we had a provision of $63 million for environmental matters and other asset retirement obligations. Additional costs, not known or identifiable, could be incurred for remediation efforts. Based on policies and procedures in place to monitor environmental exposure, we believe that such additional remediation costs would not have a material adverse effect on our financial position, earnings or cash flows.
     In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate effluent and air emissions. We comply with all present regulations and we anticipate spending approximately $17 million over the next two years to meet such requirements.
     As at December 31, 2005, anticipated payments in each of the next five years are as follows:

	2006	2007	2008	2009	2010	THEREAFTER	TOTAL

(In millions of Canadian dollars)
Environmental matters	21	5	5	4	3	25	63
Cluster rules obligations	8	—	—	—	—	—	8
Boiler MACT Rules obligation	5	4	—	—	—	—	9

	34	9	5	4	3	25	80

     In 2005, our operating expenses for environmental matters totaled $68 million and we capitalized an additional $17 million for environmental projects mainly related to the improvement of air emissions, effluent treatment and remedial actions taken to address environmental compliance. In 2006, we expect to capitalize approximately $17 million for environmental projects, including Cluster Rules and Boiler MACT Rules obligations. We are unable to estimate the total amount of capital expenditures (other than Cluster Rules and Boiler MACT Rules obligations) that may be required beyond 2006 for environmental compliance. However, we do not expect any additional required expenditures to have a material adverse effect on our financial position, earnings or cash flows.
USEFUL LIVES
Our property, plant and equipment are stated at cost less accumulated amortization, including asset impairment write-down. Interest costs are capitalized for capital projects in excess of $10 million and having a duration in excess of one year. For timber limits and timberlands, amortization is calculated using the unit of production method. For all other assets, amortization is calculated using the straight-line method over the estimated useful lives of the assets.
     On a regular basis, we review the estimated useful lives of our property, plant and equipment. Assessing the reasonableness of the estimated useful lives of property, plant and equipment requires judgment and is based on currently available information. Changes in circumstances such as technological advances, changes to our business strategy, changes to our capital strategy or changes in regulation can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of property, plant and equipment constitute a change in accounting estimate and are dealt with prospectively by amending amortization rates. A change in the remaining estimated useful life of a group of assets, or their estimated net salvage value, will affect the amortization rate used to amortize the group of assets and thus affect amortization expense as reported in our results of operations. A change of one year in the composite estimated useful life of our fixed asset base would impact annual depreciation expense by approximately $22 million.
     In 2005, we recorded total amortization expense of $367 million (or $601 million when including specified items pertaining to write-downs in the value of property, plant and equipment as a result of closures) compared to $358 million in 2004 (or $369 million when including specified items pertaining to write-downs in the value of property, plant and equipment as a result of closures). As at December 31, 2005, we had property, plant and equipment with a net book value of $3,634 million ($4,215 million in 2004).
     With the write-downs in the value of property, plant and equipment recorded in the fourth quarter of 2005, our future amortization expense was reduced by approximately $31 million on an annual basis.

IMPAIRMENT OF LONG-LIVED ASSETS
We review the carrying amount of long-lived assets when events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. This is accomplished by determining whether projected undiscounted future cash flows from operations exceed the net carrying amount of the assets as of the assessment date (Step I test). Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition (Step II test). Estimates of future cash flows and fair value require judgment and may change over time.
     During the fourth quarter of 2005, as a result of operating losses, we conducted Step I of the impairment tests on most of our Canadian pulp and paper manufacturing facilities, our Wood segment and three containerboard mills in our Packaging segment.
     Estimates of future cash flows used to test the recoverability of a long-lived asset included key assumptions related to trend prices and the long-term forecasted exchange rate for the U.S. dollar. Other significant assumptions are the estimated useful life of the long-lived assets and the effect of the ongoing softwood lumber dispute with the United States.
     The trend prices were based on an analysis of external price trends, including Resource Information Systems, Inc. (RISI), as well as normalized pulp, paper, wood and unbleached kraft linerboard pricing over a business cycle at the mills subjected to the impairment tests.
     The forecasted Canadian-U.S. foreign exchange rate assumptions were based on management’s best estimate using independent market information, as well as analysis of historical data, trends and cycles. Management expects the longer-term average rate to be between CAN$1.00 = US$0.74 and CAN$1.00 = US$0.75.
     As a result of the November 30, 2005 restructuring announcement, certain business units analyzed for impairment were written-off to their fair value. We concluded that the recognition of an impairment loss for the remaining business units analyzed was not required.
     Certain pulp and paper and packaging mills are particularly sensitive to the key assumptions. Given the inherent imprecision and corresponding importance of the key assumptions used in the impairment test, it is reasonably possible that changes in future conditions may lead management to use different key assumptions, which could require a material change in the net carrying amount of these assets. The total net carrying amount of these mills was $750 million as at December 31, 2005.
     During the fourth quarter of 2003, as a result of operating losses at our Lebel-sur-Quévillon pulp mill and our Wood business, we conducted impairment tests of the long-lived assets of these business units. In addition, due to the decision to close one paper machine at our Vancouver paper mill and the potential impact of a stronger Canadian dollar on the results of operations of our Canadian pulp and paper mills, we also conducted impairment tests of the long-lived assets of our Vancouver paper mill and other Canadian pulp and paper mills. As a result of these tests in December 2003, we recorded an impairment loss of $201 million related to the impairment of our Lebel-sur-Quévillon pulp mill.
     In the Step II test, performed in 2003 on our Lebel-sur-Quévillon pulp mill only, the assumptions used to determine the discounted future cash flows (fair value) of the business unit were the same as those used in the Step I tests, except that future cash flows used were on an after-tax basis and were discounted at our risk-adjusted weighted average cost of capital.
GOODWILL
Goodwill is not amortized and is subject to an annual impairment test, or more frequently if events or changes in circumstances indicate that it might be impaired. Testing for impairment is accomplished mainly by determining whether the fair value of a segment, based upon discounted cash flows, exceeds the net carrying amount of that segment as of the assessment date. If the fair value is greater than the net carrying amount, no impairment is necessary. In the event that the net carrying amount exceeds the sum of the discounted cash flows, a second test must be performed whereby the fair value of the segment’s goodwill must be estimated to determine if it is less than its net carrying amount. Fair value of goodwill is estimated in the same way as goodwill was determined at the date of the acquisition in a business combination, that is, the excess of the fair value of the segment over the fair value of the identifiable net assets of the segment. Estimates of cash flows and fair value require judgment and may change.
PENSION AND OTHER EMPLOYEE FUTURE BENEFIT PLANS
Domtar contributes to several defined contribution, multi-employer and 401(k) plans. The pension expense under these plans is equal to Domtar’s contribution. The 2005 pension expense was $17 million ($17 million in 2004).
     Domtar also has several defined benefit pension plans covering substantially all employees, including one closed plan for certain non-unionized employees in Canada. Non-unionized employees in Canada joining Domtar after June 1, 2000 participate in defined contribution plans. The defined benefit plans are generally contributory in Canada and non-contributory in the United States. The pension expense and the obligation related to the defined benefit plans are actuarially determined using management’s most probable assumptions.

In 2006, pursuant to the decision in November 2005 to close the Cornwall and Ottawa, Ontario paper mills, the Corporation will declare a partial wind-up of the non-unionized and unionized plans related to the Ontario participants in the plan.
     We account for pension and other employee future benefits in accordance with CICA recommendations. As such, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these recommendations. This approach allows for a gradual recognition of changes in benefit obligations and plan performance over the expected average remaining service life of the active employee group covered by the plans.
     Pension and other employee future benefit assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements and terminations or disabilities. Changes in these assumptions result in actuarial gains or losses which, in accordance with CICA recommendations, we have elected to amortize over the expected average remaining service life of the active employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of 10% of the greater of the accrued benefit obligation and the market-related value of plan assets as at the beginning of the year.
     An expected rate of return on plan assets of 7.2% was considered appropriate by our management for the determination of 2005 pension expense. Effective January 1, 2006, Domtar will use 6.4% as the expected return on plan assets, which reflects the current view of long-term investment returns.
     The expected return on plan assets assumption for the Corporation is based on an analysis of the target asset allocation and expected return by asset class. This rate is adjusted for an equity risk premium and by 0.5% to take into consideration the active investment management of the plan assets.
     The expected return on plan assets assumption for Norampac is based on a periodic analysis of the target asset allocation, expected return by asset class, the risk for each class (standard deviation) and the correlation between asset classes. It takes into consideration historical returns and future anticipation.
     We set our discount rate assumption annually to reflect the rates available on high-quality, fixed income debt instruments, with a duration that is expected to match the timing and amount of expected benefit payments. High-quality debt instruments are corporate bonds with a rating of AA or better. The discount rates as at December 31, 2005 for pension and other employee future benefit plans were estimated at 5.0% for the accrued benefit obligation and 5.8% for the net periodic benefit cost for 2005.
     The rate of compensation increase is another significant assumption in the actuarial model for pension (set at 2.7% for the accrued benefit obligation and 3.4% for the net periodic benefit cost) and for other employee future benefits (set at 3.5% for both the accrued benefit obligation and the net periodic benefit cost) and is determined based upon our long-term plans for such increases.
     For measurement purposes, 7.3% weighted-average annual rate of increase in the per capita cost of covered health care benefits was assumed for 2006, based on external data and our own historical trends for health care costs. The rate was assumed to decrease gradually to 4.1% by 2012 and remain at that level thereafter.
     At the end of 2005, a change was made to the mortality table used to determine the accrued benefit obligation in both the Canadian and U.S. plans. The change was made to reflect improved mortality rate assumptions, which include the GAM94 for the Canadian plans and RP-2000 projected for the U.S. plans. The net periodic benefit cost, which is determined using assumptions taken at the beginning of the year, was determined using the GAM83.
     The net periodic benefit cost for defined benefit plans as at December 31, 2005, increased by $6 million, related to the impact of the negotiated collective agreement between Domtar Inc. and the Communications, Energy and Paperworkers union of Canada, and increased by $13 million related to the impact of the workforce reduction and restructuring plan announced in November 2005.

The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other employee future benefit obligation and related net periodic benefit cost for 2005. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

SENSITIVITY ANALYSIS
PENSION AND OTHER EMPLOYEE FUTURE BENEFITS	PENSION		OTHER EMPLOYEE FUTURE BENEFITS
	ACCRUED BENEFIT	NET PERIODIC	ACCRUED BENEFIT	NET PERIODIC
(In millions of Canadian dollars)	OBLIGATION	BENEFIT COST	OBLIGATION	BENEFIT COST
Expected rate of return on assets Impact of:
1% increase	N/A	(12)	N/A	N/A
1% decrease	N/A	12	N/A	N/A
Discount rate Impact of:
1% increase	(177)	(13)	(12)	(1)
1% decrease	183	11	12	1

Assumed overall health care cost trend Impact of:
1% increase	N/A	N/A	9	2
1% decrease	N/A	N/A	(7)	(1)

The assets of the pension plans are held by a number of independent trustees and are accounted for separately in Domtar’s pension funds. The investment strategy for the assets in the pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within the guidelines provided in the investment policy. The Corporation’s pension funds are not permitted to own any of the Corporation’s shares or debt instruments. The target asset allocation is based on the expected duration of the benefit obligation, which includes the impact of a partial wind-up related to the mill closures.
     The following table shows the allocation of the plan assets, based on the fair value of the assets held at December 31, 2005 and 2004 and the target allocation for 2005:

ALLOCATION OF PLAN ASSETS as at December 31	TARGET ALLOCATION	2005	2004
(in %)
Fixed income securities	58% - 68%	63%	51%
Equity securities	32% - 42%	37%	49%

Total		100%	100%

Our funding policy is to contribute annually the amount required to provide for benefits earned in the year and to fund past service obligations over periods not exceeding those permitted by the applicable regulatory authorities. Past service obligations primarily arise from improvements to plan benefits. The latest actuarial valuations were conducted as at December 31, 2004, for plans representing approximately 94%, and as at December 31, 2003, for plans representing approximately 6% of the total plans asset fair value. These valuations indicated a funding deficiency. The next actuarial valuations will be completed between December 31, 2005 and March 1, 2008. Domtar expects to contribute for a total amount of $80 million in 2006 compared to $85 million in 2005.

The estimated future benefit payments for the next 10 years as at December 31, 2005 are as follows:

		EMPLOYEE
		FUTURE
ESTIMATED FUTURE BENEFIT PAYMENTS	PENSION	BENEFITS
(In millions of Canadian dollars)
2006	80	6
2007	281	7
2008	77	7
2009	79	7
2010	80	7
2011-2015	429	42

Total	1,026	76

INCOME TAXES
We use the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net future tax asset or liability is included in earnings and in the “Accumulated foreign currency translation adjustments” account in “Shareholders’ equity.” Future tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income.
     On an annual basis, we assess the need to establish a valuation allowance for future tax assets and, if it is deemed more likely than not that our future tax assets will not be realized based on these taxable income projections, a valuation allowance is recorded. As at December 31, 2005, we expect that our future tax assets will not be fully recovered from future taxable income, and we have therefore set up a valuation allowance of $4 million.
     Our future tax assets are mainly composed of temporary differences related to accounting provisions for acquisitions, restructuring, environmental matters, as well as loss carry forwards. The majority of these accruals will be utilized or paid out over the next five years. Our future tax liabilities are mainly composed of temporary differences pertaining to plant, equipment and others. Estimating the ultimate settlement period, given the amortization rates in effect are based on information as it develops, requires judgment and our best estimates. The reversal of timing differences is expected at future substantially enacted tax rates, which could change due to changes in income tax laws or the introduction of tax changes through the presentation of annual budgets by different governments. As a result, a change in the timing and the income tax rate at which the components will reverse could materially affect future tax expense as recorded in our results of operations. A one percentage point change in our reported effective income tax rate would have the effect of changing the income tax expense by approximately $7 million.
     In addition, Canadian, American and international tax rules and regulations are subject to interpretation and require judgment that may be challenged by taxation authorities. We believe that, to the best of our knowledge, we have adequately provided for our future tax consequences based upon current facts and circumstances and current tax law.
     For the year ended December 31, 2005, we recorded a total net tax recovery of $184 million (recovery of $43 million in 2004), of which $197 million was for future income tax recovery (recovery of $66 million in 2004). Our net future tax liability as at December 31, 2005 was $242 million ($470 million in 2004).
CLOSURE AND RESTRUCTURING COSTS
In recent years, Domtar has committed to several closure and restructuring initiatives, the most significant of which is the series of targeted measures announced on November 30, 2005. The impact of these measures is presented in “Closure and restructuring costs” in the income statement and the related liability is included in “Trade and other payables” and in “Other liabilities and deferred credits.” In general, closure and restructuring costs are recognized as liabilities in the period when they are incurred and are measured at their fair value. For such recognition to occur, management, with the appropriate level of authority, must have approved and committed to a firm plan and appropriate communication to those affected must have occurred. These provisions require an estimation of costs such as severance and termination benefits, pension and curtailments and environmental remediation, and an evaluation of the fair value of the working capital and property, plant and equipment is required to determine the required write-offs. The closure and restructuring expense also includes costs relating to demolition, contractual obligations, training and outplacement. As at December 31, 2005, Domtar had recorded a closure and restructuring charge of $334 million, including $234 million relating to property, plant and equipment write-offs. The liability was $85 million.
     Estimates of cash flows and fair value relating to closures and restructurings require judgment. Closure and restructuring costs are based on management’s best estimates of future events at December 31, 2005. Closure costs and restructuring estimates are dependent on future events. Although we do not anticipate significant changes, the actual costs may differ from these estimates due to subsequent developments such as the results of environmental studies, the ability to find a buyer for assets set to be dismantled and demolished and other business developments. As such, additional costs and further working capital and property, plant and equipment write-downs may be required in future periods. Additional restructuring costs related to the November 2005 announcement of approximately $80 million are expected to be incurred over 2006 and thereafter.
RISKS AND UNCERTAINTIES

The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties of which we are unaware, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.
PRODUCT PRICES AND INDUSTRY CONDITIONS
Our financial performance is sensitive to the selling prices of our products that are impacted by supply and demand.
     The markets for most paper, pulp, lumber and packaging products are cyclical and are influenced by a variety of factors beyond our control. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity in North American or international markets, inventory de-stocking by customers, and fluctuations in currency exchange rates. Demand for lumber also depends on the level of housing starts, commercial building activity and the availability and cost of mortgage financing.
     Markets for most of our products are also highly competitive, with a number of major companies competing in each market. We compete with both Canadian and U.S. producers in all of our product lines and with global producers in certain of our product lines, some of which may have greater financial resources and lower production costs than Domtar. While the principal basis for competition is selling price, competition can be based upon quality and customer service, including, in some cases, providing technical advice to customers. Other factors, such as foreign exchange rates, cost of fiber and other input costs, as well as the ongoing softwood lumber dispute between the U.S. and Canada, can also impact our competitive position.
     In addition, we may compete with product substitutes, which can impact demand for our products. Our paper products compete with electronic transmission and document storage alternatives, as well as grades of paper we do not produce. As the use of these alternatives grows, demand for our paper products may decline or shift to other paper grades. Moreover, demand for some of our wood products may decline if customers purchase steel alternatives. Demand for some of our corrugated container products may decline if customers purchase plastic alternatives.
     During periods of low prices, we have experienced in the past, and could experience in the future, reduced revenues and margins, resulting in substantial declines in profitability and sometimes net losses. See “Sensitivity Analysis.”
     Any substantial shift in demand for our products or sustained period of low prices could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.
FOREIGN EXCHANGE
The revenues for most of our products are affected by fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar. As a result, any decrease in the value of the U.S. dollar relative to the Canadian dollar reduces our profitability. Our U.S. dollar sales, net of U.S. dollar purchases for our operating activities, represent approximately US$1 billion annually (excluding Norampac). In addition, our sales in Canada are impacted by the exchange rate fluctuations, as the prices for many of our products are generally driven by U.S. prices for similar products. Our exposure to the U.S. dollar is reduced by interest on our U.S. dollar denominated debt (approximately $0.1 billion annually, excluding Norampac). Exchange rate fluctuations are beyond our control and the U.S. dollar may continue to depreciate against the Canadian dollar in the future, which would result in lower revenues and margins. Sustained periods of a strong Canadian dollar could have a material adverse effect on our business, financial results and financial condition, including, but not limited to, facility closures or impairment of assets.

OPERATIONAL RISKS
The activities conducted by our businesses are subject to a number of operational risks including competition, performance of key suppliers, distributors and customers, renewal of collective agreements, regulatory risks, successful integration of new acquisitions, realization of anticipated cost savings, performance of manufacturing operations, retention of key personnel and reliability of information systems. In addition, operating costs for our businesses can be affected by changes in energy, fiber and other raw material prices, and freight costs as a result of changing economic or political conditions or due to particular supply and demand considerations.
Fiber supply
We use hardwood and softwood fiber for the production of paper and softwood for the production of lumber. Our forestry strategy is to optimize wood flows within our fiber supply area and to maximize value and minimize cost while securing an adequate wood supply for our operations. Our hardwood and softwood fiber resources are obtained from harvesting rights on public lands, purchases from third parties and from our owned land.
     The Province of Quebec adopted new legislation, which became effective April 1, 2005, that reduced allowable wood-harvesting volumes by an average of 20% on public lands and 25% on territories covered by an agreement between the Government of Quebec and the Cree First Nations. As a result, the amount of fiber we are permitted to harvest annually, under our existing licenses from the Quebec government, was reduced by approximately 500,000 cubic meters or 21%. This affects the supply of fiber for our Northern Quebec softwood sawmill and market pulp operations.
     We are currently working on finding solutions such as obtaining alternate sources of fiber. The reduction in harvest volume increases the unit cost of wood delivered to the sawmills. If we are unable to maintain an adequate supply of fiber and mitigate the significant cost increase and wood delivery cost, our Northern Quebec softwood sawmill and market pulp operations would have to operate significantly below capacity, which would have a material adverse impact on these operations and may result in closures or impairment of assets.
     There is no assurance that access to fiber will continue at the same levels achieved in the past. The cost of hardwood and softwood fiber and the availability of wood chips may be affected.
Labor
We are currently in the process of renegotiating certain collective bargaining agreements. As is the case with any negotiation, we may not be able to negotiate acceptable new collective bargaining agreements, which could result in strikes or work stoppages by affected workers. Renewal of collective bargaining agreements could also result in higher wages or benefits paid to union members. Therefore, we could experience a disruption of our operations or higher ongoing labor costs, which could have a material adverse effect on our business, financial results and financial condition.
Cost savings
The Company has undertaken and may continue to undertake, productivity initiatives, including cost reduction programs and organizational restructurings to improve performance and generate cost savings. There can be no assurance that these will be completed or will be beneficial to the Company. Also, there can be no assurance that any estimated cost savings from such activities will be realized.
Significant customers
Although no single customer accounts for more than 10% of our consolidated sales, if any of our significant customers reduces, delays or cancels substantial orders for any reason, our business and results of operations could be negatively affected, particularly for the quarter in which the delay or cancellation occurs.
ENVIRONMENT
We are subject to U.S. and Canadian environmental laws and regulations for effluent and air emissions, harvesting, silvicultural activities, waste management and groundwater quality, among others. In addition, the pulp and paper industry in the United States is subject to Cluster Rules and Boiler Maximum Achievable Control Technology (MACT) Rules that further regulate effluent and air emissions. These laws and regulations require us to obtain and comply with the authorization requirements of the appropriate governmental authorities, who exercise considerable discretion for permit issuances and their timing. Changes in environmental laws and regulations and/or their application may require us to make significant expenditures that could negatively impact our business, financial results and financial condition.

Failure to comply with applicable environmental laws, regulations and permit requirements may result in fines, penalties or enforcement actions by the regulators, including regulatory or judicial orders enjoining or curtailing operations or requiring corrective measures, installation of environmental control equipment or remedial actions, any of which could entail significant expenditures and negatively impact our business, financial results and financial condition.
     We continue to take remedial action under our Care and Control program at a number of former operating sites, especially in the wood preserving sector, due to possible soil, sediment or groundwater contamination. The investigation and remediation process is lengthy and subject to the uncertainties of changes in legal requirements, technological developments and the allocation of liability among potentially responsible parties.
LUMBER EXPORT DUTIES
Since May 22, 2002, based upon a final decision of the United States International Trade Commission, we have made the required cash deposits on our exports of softwood lumber to the United States at an aggregate countervailing and antidumping rate of 27.22%, that is, 18.79% for countervailing and 8.43% for antidumping. The Canadian government has challenged both the countervailing and antidumping rates with the World Trade Organization and under the North American Free Trade Agreement. Since January 1, 2005, cash deposits for countervailing and antidumping duties were being made and expensed by Domtar at new rates decreasing from 21.21% to 20.15%, that is, from 17.18% to 16.37% for countervailing and from 4.03% to 3.78% for antidumping. In December 2005, the rate was lowered to 10.80%, that is, 8.70% for countervailing and 2.10% for antidumping.
     We are currently experiencing, and may continue to experience, reduced revenues and margins in our Wood business as a result of countervailing and antidumping duty applications or any new arrangements between the United States and Canada.
LEGAL PROCEEDINGS
In the normal course of our operations, we become involved in various legal actions mostly related to contract disputes, patent infringements, environmental and product warranty claims and labor issues. While the final outcome with respect to actions outstanding or pending cannot be predicted with certainty, it is our belief that their resolution will not have a material adverse effect on our business, financial results and financial condition.
CAPITAL AND LIQUIDITY
Our operations require substantial capital. If our capital resources are inadequate to provide for our operating needs, capital expenditures and other cash requirements, this shortfall could have a material adverse effect on our business and liquidity and impact our ability to service our debt. There can be no assurance that we will be able to generate sufficient cash flows from operations, as we are subject to a number of general economic, business, financial, competitive, legislative, regulatory and other factors beyond our control, or that, in the event we fail to comply with our covenants, we will be able to renegotiate credit agreements or terms which will be satisfactory.

SENSITIVITY ANALYSIS

Our operating profit, net earnings and earnings per share can be impacted by the following sensitivities:

	APPROXIMATE ANNUAL IMPACT ON [1,2]
	OPERATING		NET	EARNINGS
	PROFIT [7]		EARNINGS	PER SHARE
(In millions of Canadian dollars, unless otherwise noted)				(in dollars)
Each US$10/unit change in the selling price of the following products:[3,4]
Papers
Copy and offset grades	17		11	0.05
Uncoated commercial printing & publication and premium imaging grades	4		3	0.01
Coated commercial printing & publication grades	1		1	0.00
Technical & specialty grades	4		3	0.01
Pulp — net position	10		7	0.03
Wood
Lumber	12		8	0.04
Packaging
Containerboard	9		6	0.02

Foreign exchange (CAN$0.01 change in relative value to the U.S. dollar before hedging)[3]
Impact of US$ pricing on export sales, net of US$ purchases, excluding Norampac	10	[6]	7	0.03

Interest rate
1% change in interest rate on our floating rate debt (excluding Norampac)	n/a		3	0.01

Energy[3,5] (excluding Norampac)
Natural gas: US$0.25/MMBtu change in price before hedging	2		1	0.00
Crude oil: US$1/barrel change in price before hedging	1		1	0.00

[1]	Based on an exchange rate of $1.1905.

[2]	Based on a marginal tax rate of 35%.

[3]	Assumes the permanent closure of the Cornwall, Ottawa and Vancouver mills, effective January 1, 2006.

[4]	Based on budgeted capacity (in tons, tonnes or MFBM).

[5]	Based on budgeted 2006 consumption levels. The allocation between energy sources may vary during the period in order to take advantage of market conditions.

[6]	In addition to this direct impact, significant fluctuations in the value of the U.S. currency will have an indirect impact on our product pricing in Canada over time given that Canadian pricing is derived from U.S. dollar denominated prices. The combined direct and indirect impact of a CAN$0.01 change in the relative value to the U.S. dollar before hedging and excluding Norampac could reach $12 million.

[7]	Operating profit is a non-GAAP measure; see section “Specified items affecting results and non-GAAP measures.”
Note that Domtar may, from time to time, hedge part of its foreign exchange, net pulp, containerboard, interest rate and energy positions, which may therefore impact the above sensitivities.

BENCHMARK PRICES

													Average
BENCHMARK PRICES[1]		1996		1997	1998	1999	2000	2001	2002	2003	2004	2005	1996 +
Papers
Copy 20 lb sheets	(US$/ton)		848	769	780	778	877	815	776	768	794	820	803
Offset 50 lb rolls	(US$/ton)		736	756	666	659	757	719	692	628	676	726	702
Coated publication, no. 3, 60 lb rolls	(US$/ton)		943	941	909	851	948	853	767	804	811	902	873
Pulp NBSK — U.S. market	(US$/ADMT)		586	588	544	541	685	558	491	553	640	647	583
Pulp NBHK — Japan market[2]	(US$/ADMT)		501	514	444	508	681	485	427	470	490	526	505
Wood
Lumber 2x4x8 stud	(US$/MFBM)		403	386	375	390	319	345	336	327	417	418	372
Lumber 2x4 R/L, no. 1 & no. 2	(US$/MFBM)		441	447	377	440	351	345	331	340	459	420	395
Packaging
Unbleached kraft linerboard, 42 lb East	(US$/ton)		371	336	373	400	468	445	427	421	468	478	419

Average exchange rates	CAN$		1.364	1.385	1.484	1.486	1.485	1.549	1.570	1.401	1.301	1.211
		US$	0.733	0.722	0.674	0.673	0.673	0.646	0.637	0.714	0.769	0.826

[1]	Source: Pulp & Paper Week and Random Lengths. As such, these prices do not necessarily reflect our transaction prices.

[2]	Based on Pulp & Paper Week’s Southern Bleached Hardwood Kraft pulp prices for Japan, increased by an average differential of US$15/ADMT between Northern and Southern Bleached Hardwood Kraft pulp prices.
HISTORICAL PRICES
KEY BENCHMARK PRICES
1996 to 2005
PRODUCTS

OUTLOOK

In 2006, we intend to carry out our announced restructuring plan and continue to improve our operations. Although we expect challenging market conditions in 2006, we are encouraged by recently announced price increases for most of our key products.
INTERNAL CONTROLS

As requested by the Sarbanes-Oxley Act enacted by the U.S. Congress in July 2002 and the rules promulgated by the U.S. Securities and Exchange Commission (SEC) thereunder, we have filed with the SEC certificates relating to, among others, the accuracy of the financial information contained in our 2005 Annual Report, including our MD&A and annual financial statements and notes thereto, and the adequacy of our procedures and controls relating to disclosure and financial reporting.
Additional information, including our Annual Information Form, is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.